UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2018 AND 2017

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Accountants

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2018 and 2017, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China.  A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent accountants (please refer to the Other Matter paragraph of our report),  nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of June 30, 2018 and 2017, and their consolidated financial performance and cash flows for the six-month periods ended June 30, 2018 and 2017, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Emphasis of Matter – Applying for New Accounting Standards

We draw attention to Note 3 of the consolidated financial statements, which describes the Company and its subsidiaries applied for the International Financial Reporting Standard 9, “Financial Instruments” and 15, “Revenue from Contracts with Customers” starting from January 1, 2018, and elected not to restate the consolidated financial statements for prior periods.  Our conclusion is not modified in respect of this matter.

Other Matter – Making Reference to the Reviews of Other Independent Accountants

Our review, insofar as it related to the investments accounted for under the equity method balances of NT$9,966 million and NT$7,275 million, which represented 2.62% and 1.89% of the total consolidated assets as of June 30, 2018 and 2017, respectively, the related shares of investment income from the associates and joint ventures in the amount of NT$118 million, NT$(15) million, NT$347 million and NT$(41) million, which represented 5.64%, (0.69)%, 8.80% and (1.30)% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2018 and 2017, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$14 million, NT$620 million, NT$138 million and NT$1,140 million, which represented 0.27%, 21.56%, 1.75%  and 82.94% of the consolidated total comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017, respectively, are based solely on the reports of other independent accountants.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

July 25, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2018, December 31,2017 and June 30, 2017 (June 30, 2018 and 2017 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2018	December 31, 2017	June 30, 2017
Current assets
Cash and cash equivalents	6(1), 8	$ 75,192,843	$ 81,674,572	$ 68,134,406
Financial assets at fair value through profit or loss, current	6(2), 12(7), 15	470,383	716,918	800,360
Contract asset, current	6(17)	152,438	-	-
Notes receivable		8,620	6,283	15,535
Accounts receivable, net	6(3)	26,721,474	20,876,417	21,995,855
Accounts receivable-related parties, net	7	281,482	91,065	215,027
Other receivables		1,053,956	1,175,307	838,038
Current tax assets		629,617	507,871	22,244
Inventories, net	6(4)	17,656,458	18,257,500	16,284,533
Prepayments		13,245,029	13,209,550	10,696,532
Other current assets		1,670,369	2,645,003	1,075,152
Total current assets		137,082,669	139,160,486	120,077,682

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 12(7), 15	13,704,084	191,005	196,536
Financial assets at fair value through other comprehensive income, noncurrent	6(5), 12(7)	11,366,652	-	-
Available-for-sale financial assets, noncurrent	12(7), 15	-	20,636,332	22,319,314
Financial assets measured at cost, noncurrent	15	-	2,218,472	2,686,626
Investments accounted for under the equity method	6(6), 7	12,246,388	10,976,940	10,704,689
Property, plant and equipment	6(7), 8	188,825,103	205,741,681	212,772,120
Intangible assets	6(8), 7	3,581,597	3,787,509	3,824,297
Deferred tax assets	6(22)	7,018,082	6,071,582	6,163,865
Prepayment for equipment		856,788	286,090	794,282
Refundable deposits	8	2,831,954	1,903,041	2,171,201
Other noncurrent assets-others	8	3,376,980	3,126,024	4,106,704
Total non-current assets		243,807,628	254,938,676	265,739,634

Total assets		$ 380,890,297	$ 394,099,162	$ 385,817,316

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2018, December 31,2017 and June 30, 2017 (June 30, 2018 and 2017 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2018	December 31, 2017	June 30, 2017
Current liabilities
Short-term loans	6(9), 6(24)	$ 11,620,038	$ 25,445,540	$ 22,088,057
Financial liabilities at fair value through profit or loss, current	6(10), 12(7)	39,431	-	84,687
Contract liabilities, current	6(17)	2,114,749	-	-
Notes and accounts payable		7,407,737	6,535,570	6,646,154
Other payables	7	12,552,389	12,962,286	12,255,910
Payables on equipment		3,611,251	4,671,802	5,276,607
Dividends payable	6(16)	8,557,023	-	6,112,159
Current tax liabilities		2,615,425	4,097,568	3,893,159
Current portion of long-term liabilities	6(11), 6(12), 6(24), 8, 12(7)	5,611,823	27,363,822	26,104,995
Other current liabilities	6(14), 6(15), 7	5,040,794	6,984,482	5,234,614
Total current liabilities		59,170,660	88,061,070	87,696,342

Non-current liabilities
Bonds payable	6(11), 6(24), 12(7)	38,698,695	23,675,861	18,279,823
Long-term loans	6(12), 6(24), 8, 12(7)	29,065,426	29,643,284	32,956,637
Deferred tax liabilities	6(22)	1,997,511	1,631,705	1,748,712
Net defined benefit liabilities, noncurrent		4,125,480	4,138,519	3,962,094
Guarantee deposits	6(24)	512,472	469,491	617,178
Other noncurrent liabilities-others	6(14), 6(24), 9(6)	36,537,598	32,441,648	27,360,629
Total non-current liabilities		110,937,182	92,000,508	84,925,073

Total liabilities		170,107,842	180,061,578	172,621,415

Equity attributable to the parent company
Capital	6(16)
Common stock		126,243,187	126,243,187	126,243,187
Additional paid-in capital	6(11), 6(16)
Premiums		36,862,383	36,862,383	36,862,383
Treasury stock transactions		1,753,028	1,753,028	1,744,988
The differences between the fair value of the consideration paid or received from acquiring or		573,336	573,336	578,538
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognize changes in subsidiaries’ ownership		157,766	-	51
Share of changes in net assets of associates and joint ventures accounted for using equity method		98,197	97,482	95,690
Stock options		1,515,297	1,572,121	1,572,121
Other		8,659	-	-
Retained earnings	6(16)
Legal reserve		10,865,280	9,902,407	9,902,407
Unappropriated earnings		53,148,322	38,163,492	35,077,680
Other components of equity
Exchange differences on translation of foreign operations		(4,721,370)	(5,715,585)	(4,683,673)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(8,483,439)	-	-
Unrealized gains or losses on available-for-sale financial assets		-	8,347,962	9,590,364
Treasury stock	6(16)	(7,848,219)	(4,719,037)	(4,719,037)
Total equity attributable to the parent company		210,172,427	213,080,776	212,264,699

Non-controlling interests	6(16)	610,028	956,808	931,202
Total equity		210,782,455	214,037,584	213,195,901

Total liabilities and equity		$ 380,890,297	$ 394,099,162	$ 385,817,316

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2018	2017	2018	2017
Operating revenues	6(17), 7, 14, 15
Sales revenues		$ 37,086,852	$ 36,651,396	$ 71,887,189	$ 72,990,697
Less: Sales returns and discounts		(348,992)	(582,624)	(517,654)	(933,830)
Net sales		36,737,860	36,068,772	71,369,535	72,056,867
Other operating revenues		2,113,717	1,469,109	4,979,179	2,898,964
Net operating revenues		38,851,577	37,537,881	76,348,714	74,955,831
Operating costs	6(4), 6(13), 6(18), 7, 14
Costs of goods sold		(31,213,700)	(29,872,901)	(62,713,437)	(58,815,746)
Other operating costs		(962,702)	(925,590)	(2,318,103)	(1,972,245)
Operating costs		(32,176,402)	(30,798,491)	(65,031,540)	(60,787,991)
Gross profit		6,675,175	6,739,390	11,317,174	14,167,840
Operating expenses	6(13), 6(18), 7, 14
Sales and marketing expenses		(1,103,278)	(1,049,297)	(2,012,065)	(2,219,928)
General and administrative expenses		(1,082,458)	(1,035,161)	(2,099,043)	(2,085,243)
Research and development expenses		(3,027,043)	(3,245,941)	(5,951,223)	(7,236,857)
Subtotal		(5,212,779)	(5,330,399)	(10,062,331)	(11,542,028)
Net other operating income and expenses	6(14), 6(19), 14	1,718,735	258,574	2,695,680	412,576
Operating income		3,181,131	1,667,565	3,950,523	3,038,388
Non-operating income and expenses
Other income	6(20)	326,614	176,909	467,386	231,241
Other gains and losses	6(20), 7, 14	(59,373)	110,521	345,287	778,997
Finance costs	6(20)	(722,280)	(592,307)	(1,408,094)	(1,151,586)
Share of profit or loss of associates and joint ventures	6(6), 14	79,936	(58,540)	287,151	(8,500)
Bargain purchase gain		-	5,130	-	5,130
Exchange gain, net	12	-	807,074	300,394	290,127
Exchange loss, net	12	(720,017)	-	-	-
Subtotal		(1,095,120)	448,787	(7,876)	145,409
Income from continuing operations before income tax		2,086,011	2,116,352	3,942,647	3,183,797
Income tax benefit (expense)	6(22), 14	330,739	(638,721)	1,503,687	(209,141)
Net income		2,416,750	1,477,631	5,446,334	2,974,656
Other comprehensive income (loss)	6(21)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses on financial assets at fair value through other comprehensive income		86,951	-	1,235,194	-
Share of other comprehensive income (loss) of associates and joint ventures		(21,397)	-	130,149	-
Income tax related to items that will not be reclassified subsequently	6(22)	67,903	-	39,886	-
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		2,517,800	432,328	1,002,628	(4,932,800)
Unrealized gain on available-for-sale financial assets		-	366,709	-	2,069,969
Share of other comprehensive income of associates and joint ventures		29,224	616,886	13,597	1,230,533
Income tax related to items that may be reclassified subsequently	6(22)	(38,893)	(19,427)	(13,825)	31,508
Total other comprehensive income (loss), net of tax		2,641,588	1,396,496	2,407,629	(1,600,790)
Total comprehensive income		$ 5,058,338	$ 2,874,127	$ 7,853,963	$ 1,373,866

Net income attributable to:
Stockholders of the parent		$ 3,658,779	$ 2,099,007	$ 7,059,177	$ 4,385,027
Non-controlling interests		(1,242,029)	(621,376)	(1,612,843)	(1,410,371)
		$ 2,416,750	$ 1,477,631	$ 5,446,334	$ 2,974,656

Comprehensive income attributable to:
Stockholders of the parent		$ 6,297,277	$ 3,487,690	$ 9,455,569	$ 2,888,241
Non-controlling interests		(1,238,939)	(613,563)	(1,601,606)	(1,514,375)
		$ 5,058,338	$ 2,874,127	$ 7,853,963	$ 1,373,866

Earnings per share (NTD)	6(23)
Earnings per share-basic		$ 0.30	$ 0.17	$ 0.58	$ 0.36
Earnings per share-diluted		$ 0.28	$ 0.16	$ 0.54	$ 0.34

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unrealized Gains or Losses on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2017	6(16)	$ 126,243,187	$ 40,997,092	$ 9,070,841	$ 38,584,335	$ 63,437	$-	$ 6,340,040	$ (4,719,037)	$ 216,579,895	$ 2,161,729	$ 218,741,624
Appropriation and distribution of 2016 retained earnings	6(16)
Legal reserve		-	-	831,566	(831,566)	-	-	-	-	-	-	-
Cash dividends		-	-	-	(6,112,159)	-	-	-	-	(6,112,159)	-	(6,112,159)
Net income in the first half of 2017	6(16)	-	-	-	4,385,027	-	-	-	-	4,385,027	(1,410,371)	2,974,656
Other comprehensive income (loss), net of tax in the first half of 2017	6(16), 6(21)	-	-	-	-	(4,747,110)	-	3,250,324	-	(1,496,786)	(104,004)	(1,600,790)
Total comprehensive income (loss)		-	-	-	4,385,027	(4,747,110)	-	3,250,324	-	2,888,241	(1,514,375)	1,373,866
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(14,524)	-	-	-	-	-	-	(14,524)	-	(14,524)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(16)	-	(128,848)	-	-	-	-	-	-	(128,848)	(1,099,544)	(1,228,392)
Changes in subsidiaries' ownership	6(16)	-	51	-	(767,658)	-	-	-	-	(767,607)	31,631	(735,976)
Others	6(16)	-	-	-	(180,299)	-	-	-	-	(180,299)	1,351,761	1,171,462
Balance as of June 30, 2017	6(16)	$ 126,243,187	$ 40,853,771	$ 9,902,407	$ 35,077,680	$ (4,683,673)	$-	$ 9,590,364	$ (4,719,037)	$ 212,264,699	$ 931,202	$ 213,195,901

Balance as of January 1, 2018	6(16)	$ 126,243,187	$ 40,858,350	$ 9,902,407	$ 38,163,492	$ (5,715,585)	$-	$ 8,347,962	$ (4,719,037)	$ 213,080,776	$ 956,808	$ 214,037,584
Impact of retroactive applications	6(16)	-	-	-	17,969,706	3,052	(9,867,013)	(8,347,962)	-	(242,217)	1,597	(240,620)
Adjusted balance as of January 1, 2018	6(16)	126,243,187	40,858,350	9,902,407	56,133,198	(5,712,533)	(9,867,013)	-	(4,719,037)	212,838,559	958,405	213,796,964
Appropriation and distribution of 2017 retained earnings	6(16)
Legal reserve		-	-	962,873	(962,873)	-	-	-	-	-	-	-
Cash dividends		-	-	-	(8,557,023)	-	-	-	-	(8,557,023)	-	(8,557,023)
Net income in the first half of 2018	6(16)	-	-	-	7,059,177	-	-	-	-	7,059,177	(1,612,843)	5,446,334
Other comprehensive income (loss), net of tax in the first half of 2018	6(16), 6(21)	-	-	-	21,655	991,163	1,383,574	-	-	2,396,392	11,237	2,407,629
Total comprehensive income (loss)		-	-	-	7,080,832	991,163	1,383,574	-	-	9,455,569	(1,601,606)	7,853,963
Treasure stock acquired	6(16)	-	-	-	-	-	-	-	(3,129,182)	(3,129,182)	-	(3,129,182)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	715	-	16,870	-	-	-	-	17,585	-	17,585
Changes in subsidiaries' ownership	6(16)	-	157,766	-	(61,311)	-	-	-	-	96,455	(323,403)	(226,948)
Others	6(16)	-	(48,165)	-	(501,371)	-	-	-	-	(549,536)	1,576,632	1,027,096
Balance as of June 30, 2018	6(16)	$ 126,243,187	$ 40,968,666	$ 10,865,280	$ 53,148,322	$ (4,721,370)	$ (8,483,439)	$-	$ (7,848,219)	$ 210,172,427	$ 610,028	$ 210,782,455

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2018	2017
Cash flows from operating activities:
Net income before tax	$ 3,942,647	$ 3,183,797
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	25,586,168	25,278,241
Amortization	1,075,355	1,106,978
Expected credit loss	844	-
Net gain of financial assets and liabilities at fair value through profit or loss	(264,320)	(379,615)
Interest expense	1,379,020	1,107,454
Interest income	(344,307)	(133,164)
Dividend income	(123,079)	(98,077)
Share of (profit) loss of associates and joint ventures	(287,151)	8,500
Gain on disposal of property, plant and equipment	(84,086)	(18,320)
Gain on disposal of other assets	-	(6,601)
Gain on disposal of investments	(12,570)	(760,587)
Impairment loss on financial assets	-	396,121
Exchange loss (gain) on financial assets and liabilities	160,170	(1,249,042)
Bargain purchase gain	-	(5,130)
Amortization of deferred government grants	(1,894,440)	(400,814)
Income and expense adjustments	25,191,604	24,845,944
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(15,102)	305,434
Contract assets	(22,422)	-
Notes receivable and accounts receivable	(4,773,697)	530,449
Other receivables	158,241	55,712
Inventories	601,865	465,961
Prepayments	(139,293)	(291,150)
Other current assets	1,136,159	(764,409)
Contract fulfillment costs	(110,316)	-
Contract liabilities	(1,846,214)	-
Notes and accounts payable	821,713	(103,156)
Other payables	(357,273)	303,487
Other current liabilities	(26,200)	1,238,533
Net defined benefit liabilities	(13,039)	(6,800)
Other noncurrent liabilities-others	-	(103,084)
Cash generated from operations	24,548,673	29,660,718
Interest received	308,789	126,402
Dividend received	123,079	99,669
Interest paid	(1,222,397)	(1,076,066)
Income tax paid	(717,483)	(682,619)
Net cash provided by operating activities	23,040,661	28,128,104

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2018	2017
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (418,175)	$ (68,513)
Acquisition of available-for-sale financial assets	-	(690,705)
Proceeds from disposal of available-for-sale financial assets	-	1,283,546
Acquisition of financial assets measured at cost	-	(14,535)
Acquisition of investments accounted for under the equity method	(840,000)	(204,274)
Proceeds from capital reduction and liquidation of investments	113	1,980,192
Acquisition of property, plant and equipment	(9,616,986)	(25,986,824)
Proceeds from disposal of property, plant and equipment	146,175	52,224
Increase in refundable deposits	(1,538,041)	(89,309)
Decrease in refundable deposits	618,402	114,662
Acquisition of intangible assets	(377,793)	(673,092)
Government grants related to assets acquisition	6,634,672	285,248
Increase in other noncurrent assets-others	(19,637)	(507,061)
Decrease in other noncurrent assets-others	548	120,363
Net cash used in investing activities	(5,410,722)	(24,398,078)
Cash flows from financing activities:
Increase in short-term loans	7,689,279	25,657,279
Decrease in short-term loans	(21,653,911)	(23,053,343)
Proceeds from bonds issued	-	8,300,000
Bonds issuance costs	-	(9,510)
Redemption of bonds	(7,500,000)	(7,500,000)
Proceeds from long-term loans	58,500	9,308,250
Repayments of long-term loans	(513,561)	(3,075,669)
Increase in guarantee deposits	38,353	155,108
Decrease in guarantee deposits	(80,338)	(1,611)
Treasury stock acquired	(3,129,182)	-
Acquisition of subsidiaries	-	(1,228,392)
Change in non-controlling interests	582,501	-
Others	(183)	-
Net cash (used in) provided by financing activities	(24,508,542)	8,552,112
Effect of exchange rate changes on cash and cash equivalents	396,874	(1,726,713)
Net (decrease) increase in cash and cash equivalents	(6,481,729)	10,555,425
Cash and cash equivalents at beginning of period	81,674,572	57,578,981
Cash and cash equivalents at end of period	$ 75,192,843	$ 68,134,406

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2018 and 2017

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 25, 2018.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

A. The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are recognized by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2018.  The nature and the impact of each new standard and amendment have no material effect on the Company.  Apart from the potential impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

(1)   IFRS 9 “Financial Instruments”

International Accounting Standards Board (IASB) has issued IFRS 9 “Financial Instruments” (IFRS 9), which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 “Financial Instruments: Recognition and Measurement” (IAS39) and all previous versions of IFRS 9.  IFRS 9 requires the following: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.

(2)   IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The core principle of IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.

(3)   The Company elected to adopt the standard using the modified retrospective method recognizing the cumulative effect of initially applying IFRS 9 and IFRS 15 at the date of initial application (January 1, 2018).  The impact on assets, liabilities and equity at the date of initial application of IFRS 9 and IFRS 15 as below:

IFRS 9

a.  Financial assets measured at cost

The Company elected to designate some of these financial assets as financial assets measured at fair value through other comprehensive income (FVOCI) and the others as financial assets measured at fair value through profit or loss (FVTPL) at the date of initial application.  In accordance with the requirement of IFRS 9, these financial assets must be measured at fair value.  Therefore, the Company adjusted the differences either in other component of equity or retained earnings at the date of initial application.

b.  Available-for-sale financial assets

In accordance with the requirement of IFRS 9, the Company elected to designate equity instruments that are not held for trading as financial assets measured at FVOCI and classified the remaining financial assets as financial assets measured at FVTPL.  Differences arising from the adoption have been recognized in other component of equity and retained earnings at the date of initial application.

Under IFRS 9, subsequent fair value changes of financial assets designated at FVOCI are recognized in other comprehensive income and shall not be subsequently transferred to profit or loss.  Upon de-recognition, the accumulated amounts in other component of equity is reclassified to retained earnings.

c.  Impairment of financial assets

Under IFRS 9, impairment assessment is not required for equity instruments.  Therefore, as the Company elects to classify certain equity investments as financial assets measured at FVOCI, the Company will reclassify the related accumulated impairment loss from retained earnings to other component of equity at the date of initial application.  The expected credit losses for accounts receivable or contract assets that result from transactions within the scope of IFRS 15 are evaluated by applying simplified approach.  The aforementioned impairment evaluation requirement differs from the current incurred loss model and has no material effect on the Company.

IFRS 15

The majority of the Company’s contracts with customers are for the sale of wafers for which revenue is currently recognized when criteria pursuant to IAS 18 “Revenue” (IAS 18) are fulfilled upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers are transferred to the customers.  Starting from the date of initial application, in accordance with the requirements of IFRS 15, the Company shall recognize revenue as the Company satisfies its performance obligations to customers.  For certain contracts that do not provide the Company unconditional rights to the consideration, the Company shall recognize revenue and contract asset as it satisfies its performance obligation over time.  Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheets as contract fulfillment costs within other current assets.  In accordance with the requirement of IFRS 15, allowance for sales returns and discounts will be presented as refund liabilities, different from its current presentation as a contra-accounts to accounts receivable.

The impact on assets, liabilities and equity as of January 1, 2018 were as follows:

Items	Carrying Amounts as of December 31, 2017	Adjustments Arising from Initial Application		Adjusted Carrying Amounts as of January 1, 2018	Descriptions
		IFRS 9	IFRS 15
Contract assets, current	$-	$-	$129,042	$129,042	a.
Accounts receivable, net	20,876,417	-	983,438	21,859,855	a. b.
Accounts receivable-related parties, net	91,065	-	2,733	93,798	b.
Inventories, net	18,257,500	-	(102,800)	18,154,700	a.
Other current assets	2,645,003	-	120,799	2,765,802	a.
Financial assets at fair value through profit or loss, noncurrent	191,005	12,449,226	-	12,640,231	c.
Financial assets at fair value through other comprehensive income, noncurrent	-	10,131,459	-	10,131,459	d.
Available-for-sale financial assets, noncurrent	20,636,332	(20,636,332)	-	-	c.d.
Financial assets measured at cost, noncurrent	2,218,472	(2,218,472)	-	-	c.d.
Investments accounted for under the equity method	10,976,940	(25,997)	-	10,950,943	e.
Deferred tax assets	6,071,582	42,388	(1,489)	6,112,481	a. c. d.
Total effect on assets		$(257,728)	$1,131,723

Contract liabilities, current	$-	$-	$3,951,414	$3,951,414	a.
Current tax liabilities	4,097,568	-	1,611	4,099,179	a.
Other current liabilities	6,984,482	-	(2,861,466)	4,123,016	a. b.
Deferred tax liabilities	1,631,705	23,093	(37)	1,654,761	a. c.
Total effect on liabilities		$23,093	$1,091,522

Retained earnings	$48,065,899	$17,930,334	$39,372	$66,035,605	a. c. d. e.
Other components of equity	2,632,377	(18,211,155)	(768)	(15,579,546)	a. b. c. d. e.
Non-controlling interests	956,808	-	1,597	958,405	a.
Total effect on equity		$(280,821)	$40,201

a.  Prior to adopting IFRS 15, the Company recognized revenue upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers are transferred to the customers.  Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as other current liabilities.  After adopting IFRS 15, the Company shall recognize revenue as the Company satisfies its performance obligations to customers.  For certain contracts that do not provide the Company unconditional rights to the consideration, the Company shall recognize revenue and contract asset as it satisfies its performance obligation over time.  Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheets as contract fulfillment costs within other current assets.  The aforementioned impacts resulted in an increase in current contract asset amounted to NT$129 million, a decrease in net accounts receivable amounted to NT$11 million, a decrease in net inventories amounted to NT$103 million, an increase in other current assets amounted to NT$121 million, a decrease in deferred tax assets amounted to NT$1 million, an increase in current contract liabilities amounted to NT$3,951 million, an increase in current tax liabilities amounted to NT$2 million, a decrease in other current liabilities amounted to NT$3,859 million, a decrease in deferred tax liabilities amounted to NT$37 thousand, an increase in retained earnings amounted to NT$39 million, a decrease in other components of equity amounted to NT$0.3 million and an increase in non-controlling interests amounted to NT$2 million.

b.  After adopting IFRS 15, the Company’s allowance for sales returns and discounts are presented as refund liabilities within other current liabilities, different from its prior presentation as a contra-accounts to accounts receivable.  The aforementioned impacts lead to an increase in net accounts receivable amounted to NT$994 million, an increase in net accounts receivable-related parties amounted to NT$3 million, an increase in other current liabilities amounted to NT$997 million and a decrease in other components of equity amounted to NT$0.5 million.

c.  The Company classified noncurrent available-for-sale financial assets amounted to NT$10,738 million and noncurrent financial assets measured at cost amounted to NT$1,955 million in accordance with the requirement of IFRS 9 resulting in an increase in noncurrent financial assets at fair value through profit or loss amounted to NT$12,449 million, an increase in deferred tax assets amounted to NT$37 million, an increase in deferred tax liabilities NT$23 million, an increase in retained earnings amounted to NT$3,521 million and a decrease in other components of equity amounted to NT$3,750 million.

d. The Company made an irrevocable election to classify noncurrent available-for-sale financial assets under that are not held for trading amounted to NT$9,898 million and noncurrent financial assets measured at cost amounted to NT$263 million in accordance with the requirement of IFRS 9 resulting in an increase in noncurrent financial assets at fair value through other comprehensive income amounted to NT$10,131 million, an increase in deferred tax assets amounted to NT$5 million, an increase in retained earnings amounted to NT$12,899 million and a decrease in other components of equity amounted to NT$ 12,924 million.

e.  With the adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company resulting in a decrease in investments accounted for using equity method amounted to NT$26 million, an increase in retained earnings amounted to NT$1,511 million and a decrease in other components of equity amounted to NT$1,537 million.

B. Standards issued by International Accounting Standards Board (IASB) which are endorsed by FSC, but not yet adopted by the company are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRS 9	Financial Instruments – Prepayment Features with Negative Compensation	January 1, 2019
Improvements to International Financial Reporting Standards (2015 - 2017 cycle)
IFRS 3	Business Combinations	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 19	Employee Benefits	January 1, 2019

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(4)   IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.

(5)   IFRIC 23 “Uncertainty Over Income Tax Treatments”

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments.

(6)   IAS 28“Investment in Associates and Joint Ventures” (Amendment)

The amendment clarifies that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture before it applies IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), and in applying IFRS 9, does not take account of any adjustments that arise from applying IAS 28.

(7)   IFRS 9 “Financial Instruments” (Amendment)

The amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income.

(8)   IAS 12 “Income Taxes”

The amendments clarify that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

(9)   IAS 19 “Employee Benefits” (Amendment)

The amendments clarify that when a change in a defined benefit plan is made (such as amendment, curtailment or settlement, etc.), the entity should use the updated assumptions to remeasure its net defined benefit liability or asset.

The abovementioned standards and interpretations issued by IASB and endorsed by FSC so that they are applicable for annual periods beginning on or after January 1, 2019.  The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (4) ~ (9) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

C. Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 17	Insurance Contracts	January 1, 2021

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(10) IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture.  IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been deferred indefinitely, but early adoption is allowed.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (10) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)   Basis of Preparation

a.  The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

b.  The Company used modified retrospective method recognizing the transition differences of initially applying IFRS 9 and IFRS 15 in retained earnings or in other components of equity at the date of initial application (January 1, 2018) and not to restate the consolidated financial statements for the six months ended June 30, 2017.  The Company’s consolidated financial statements for the six months ended June 30, 2017 were prepared in accordance with IAS 39, IAS 18 and related interpretations issued, revised or amended.  Please refer to Note 15 for significant accounting policies.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2017.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2017.

b.  The consolidated entities are as follows:

As of June 30, 2018, December 31, 2017 and June 30, 2017

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2018	December 31, 2017	June 30, 2017
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	96.66	96.32
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	87.06	87.06	67.54
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	78.47	78.47
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	-	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	83.69	83.69	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	98.14	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC)	Sales and manufacturing of integrated circuits	61.50	51.02	51.02

(4)   Other Significant Accounting Policies

The same accounting policies have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2018 as those applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2018 and the year ended December 31, 2017.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the three-month period ended March 31, 2018 and for year ended December 31, 2017.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2018 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2017.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2017.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Cash on hand	$6,457	$4,360	$3,892
Checking and savings accounts	21,686,547	21,699,357	21,781,141
Time deposits	43,211,497	50,711,803	34,905,623
Repurchase agreements collateralized by government and corporate bonds	10,288,342	9,259,052	11,443,750
Total	$75,192,843	$81,674,572	$68,134,406

(2)   Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2018	December 31, 2017 (Note)	June 30, 2017 (Note)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,716,809
Preferred stocks	3,443,114
Funds	1,734,468
Convertible Bonds	223,160
Forward contracts	534
Option	56,382
Total	$14,174,467

Current	$470,383
Noncurrent	13,704,084
Total	$14,174,467

On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC. Once obtaining R.O.C. government authority’s approval of the investment application, the Company anticipates that its investment could reach NT$15.8 billion for acquiring remaining shares of MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS) from the other stockholder on January 1, 2019, representing ownership interest of 84.10% and making MIFS a wholly-owned subsidiary of the Company.  The change of the fair value for the call option is recorded in profit or loss.

Note:   The Company adopted IFRS 9 since January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9.  Please refer to Note 15 for information for the year ended December 31, 2017 and for the six-month period ended June 30, 2017.

(3)   Accounts Receivable, Net

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Accounts receivable	$26,761,888	$21,910,146	$23,994,155
Less: allowance for sales returns and discounts	-	(994,151)	(1,910,958)
Less: loss allowance	(40,414)	(39,578)	(87,342)
Net	$26,721,474	$20,876,417	$21,995,855

Aging analysis of accounts receivable, net:

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Neither past due nor impaired	$22,201,399	$15,496,207	$18,507,993
Past due but not impaired:
≤ 30 days	3,498,340	4,268,772	2,431,915
31 to 60 days	527,246	444,401	552,929
61 to 90 days	92,441	138,178	389,747
91 to 120 days	179,045	124,332	69,977
≥ 121 days	223,003	404,527	43,294
Subtotal	4,520,075	5,380,210	3,487,862
Total	$26,721,474	$20,876,417	$21,995,855

Movement on individually evaluated loss allowance:

	For the six-month periods ended June 30,
	2018	2017
Beginning balance	$39,578	$86,595
Net charge for the period	836	747
Ending balance	$40,414	$87,342

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of June 30, 2018 and 2017 primarily at an amount equal to lifetime expected credit losses and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)   Inventories, Net

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Raw materials	$3,042,436	$2,354,410	$1,940,300
Supplies and spare parts	3,245,052	3,007,669	2,775,302
Work in process	10,059,831	11,492,450	10,654,341
Finished goods	1,309,139	1,402,971	914,590
Total	$17,656,458	$18,257,500	$16,284,533

a.    For the three-month periods ended June 30, 2018 and 2017, the Company recognized NT$31,214 million and NT$29,873 million, respectively, in operating cost, of which NT$(436) million and NT$413 million were related to (reversal) write-down of inventories.  For the six-month periods ended June 30, 2018 and 2017, the Company recognized NT$62,713 million and NT$58,816 million, respectively, in operating cost, of which NT$555 million and NT$554 million were related to write-down of inventories.

b.    None of the aforementioned inventories were pledged.

(5)   Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	June 30, 2018	December 31, 2017 (Note)	June 30, 2017 (Note)
Equity instruments
Common stocks	$11,138,640
Preferred stocks	228,012
Total	$11,366,652

Note:  The Company adopted IFRS 9 since January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9.  Please refer to Note 15 for information for the year ended December 31, 2017 and for the six-month period ended June 30, 2017.

(6)   Investments Accounted For Under the Equity Method

a.    Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2018		December 31, 2017		June 30, 2017
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,618,298	13.78	$1,669,693	13.78	$1,734,542	13.94
CLIENTRON CORP.	266,231	22.39	265,327	22.39	-	-

Unlisted companies
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	-	50.00	-	50.00
MTIC HOLDINGS PTE. LTD.	65,291	45.44	50,743	45.44	77,197	45.44
YUNG LI INVESTMENTS, INC.	35,661	45.16	42,173	45.16	136,508	45.16
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78	-	44.78
UNITECH CAPITAL INC.	691,814	42.00	732,267	42.00	604,644	42.00
TRIKNIGHT CAPITAL CORPORATION	1,644,359	40.00	894,809	40.00	819,486	40.00
HSUN CHIEH INVESTMENT CO., LTD.	4,420,673	36.49	3,930,434	36.49	3,700,890	36.49
YANN YUAN INVESTMENT CO., LTD.	2,943,002	30.87	2,810,625	30.87	2,709,690	30.87
HSUN CHIEH CAPITAL CORP.	180,695	30.00	176,911	30.00	182,207	33.33
VSENSE CO., LTD.	74,636	28.63	78,294	28.63	81,946	28.63
UNITED LED CORPORATION HONG KONG LIMITED	194,979	25.14	216,707	25.14	229,299	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	110,749	10.38	108,925	10.38	102,824	10.38
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	-	-	-	50.00	-	50.00
CTC CAPITAL PARTNERS I, L.P.	-	-	32	31.40	56,096	31.40
LIST EARN ENTERPRISE INC.	-	-	-	-	9,439	49.00
CLIENTRON CORP.	-	-	-	-	259,921	22.39
Total	$12,246,388		$10,976,940		$10,704,689

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,885 million, NT$1,935 million and NT$1,735 million, as of June 30, 2018, December 31, 2017 and June 30, 2017, respectively.  The fair value of these investments were NT$2,215 million, NT$2,142 million and NT$1,317 million, as of June 30, 2018, December 31, 2017 and June 30, 2017, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$118 million, NT$(15) million, NT$347 million and NT$(41) million for the three-month and six-month periods ended June 30, 2018 and 2017, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$14 million, NT$620 million, NT$138 million and NT$1,140 million for the three-month and six-month periods ended June 30, 2018 and 2017, respectively.  The balances of investments accounted for under the equity method were NT$9,966 million, NT$8,998 million and NT$7,275 million as of June 30, 2018, December 31, 2017 and June 30, 2017, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.    Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2018 and 2017 were NT$17 million, NT$4 million, NT$7 million and NT$60 million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended June 30,
	2018	2017
Income (loss) from continuing operations	$79,936	$(58,540)
Income (loss) from discontinued operations after income tax	-	-
Other comprehensive income (loss)	(17,821)	608,966
Total comprehensive income (loss)	$62,115	$550,426

	For the six-month periods ended June 30,
	2018	2017
Income (loss) from continuing operations	$287,151	$(88,748)
Income (loss) from discontinued operations after income tax	-	80,248
Other comprehensive income (loss)	131,147	1,140,173
Total comprehensive income (loss)	$418,298	$1,131,673

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method were nil for the three-month and six-month periods ended June 30, 2018 and 2017.

c.    One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of June 30, 2018, December 31, 2017 and June 30, 2017.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 172 million shares, 172 million shares and 165 million shares of UMC’s stock as of June 30, 2018, December 31, 2017 and June 30, 2017, respectively.

(7)   Property, Plant and Equipment

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	20,817,988	21,112,807	21,113,626
Machinery and equipment	156,643,932	160,497,062	169,865,983
Transportation equipment	18,942	18,751	19,788
Furniture and fixtures	2,000,199	2,038,816	1,652,139
Leasehold improvement	5,214	4,353	6,207
Construction in progress and equipment awaiting inspection	8,024,426	20,755,490	18,799,975
Net	$188,825,103	$205,741,681	$212,772,120

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557
Additions	-	-	-	-	-	-	7,708,328	7,708,328
Disposals	-	(1,504)	(1,405,266)	(10,895)	(30,371)	-	-	(1,448,036)
Transfers and reclassifications	-	358,474	20,159,557	3,253	239,189	1,980	(20,770,145)	(7,692)
Exchange effect	-	148,032	3,590,498	264	14,284	1,010	330,753	4,084,841
As of June 30, 2018	$1,314,402	$38,578,662	$848,613,708	$68,404	$7,898,900	$55,547	$8,030,375	$904,559,998

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	-	-	-	-	-	-	14,957,353	14,957,353
Disposals	-	-	(1,350,386)	(4,194)	(17,552)	-	-	(1,372,132)
Transfers and reclassifications	-	772,822	40,777,431	2,513	281,646	243	(40,365,525)	1,469,130
Exchange effect	-	(442,995)	(9,506,717)	(911)	(32,965)	(2,732)	(834,535)	(10,820,855)
As of June 30, 2017	$1,314,402	$37,372,150	$815,363,303	$75,722	$7,058,086	$66,756	$18,805,924	$880,056,343

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$-	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876
Depreciation	-	752,459	24,564,000	3,085	265,468	1,156	-	25,586,168
Disposals	-	(1,156)	(1,366,274)	(10,895)	(15,730)	-	-	(1,394,055)
Transfers and reclassifications	-	302	(3,220)	-	2,918	-	-	-
Exchange effect	-	48,216	3,003,413	241	9,063	973	-	3,061,906
As of June 30, 2018	$-	$17,760,674	$691,969,776	$49,462	$5,898,701	$50,333	$5,949	$715,734,895

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	-	751,168	24,273,975	2,797	249,078	1,223	-	25,278,241
Disposals	-	-	(1,348,877)	(4,194)	(17,489)	-	-	(1,370,560)
Transfers and reclassifications	-	-	(339)	1,587	(1,248)	-	-	-
Exchange effect	-	(105,106)	(7,331,179)	(612)	(23,392)	(2,612)	-	(7,462,901)
As of June 30, 2017	$-	$16,258,524	$645,497,320	$55,934	$5,405,947	$60,549	$5,949	$667,284,223

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(8)   Intangible Assets

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Goodwill	$15,188	$15,188	$15,188
Software	562,464	410,712	461,601
Patents and technology license fees	1,936,208	2,102,561	2,144,111
Others	1,067,737	1,259,048	1,203,397
Net	$3,581,597	$3,787,509	$3,824,297

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370
Additions	-	-	-	412,835	412,835
Disposals	-	(55,327)	-	(441,486)	(496,813)
Reclassifications	-	297,501	-	-	297,501
Exchange effect	-	3,367	75,006	(1)	78,372
As of June 30, 2018	$15,188	$1,326,267	$4,762,757	$3,537,053	$9,641,265

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	-	1,530	18,110	581,919	601,559
Disposals	-	(34,653)	-	(837,963)	(872,616)
Reclassifications	-	158,819	-	-	158,819
Exchange effect	-	(10,854)	(61,244)	2	(72,096)
As of June 30, 2017	$15,188	$1,018,835	$4,491,206	$3,173,598	$8,698,827

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$-	$670,014	$2,585,190	$2,306,657	$5,561,861
Amortization	-	147,110	225,673	604,146	976,929
Disposals	-	(55,327)	-	(441,486)	(496,813)
Exchange effect	-	2,006	15,686	(1)	17,691
As of June 30, 2018	$-	$763,803	$2,826,549	$2,469,316	$6,059,668

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$-	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	-	162,818	241,074	590,213	994,105
Disposals	-	(34,653)	-	(837,963)	(872,616)
Exchange effect	-	(4,468)	(37,351)	2	(41,817)
As of June 30, 2017	$-	$557,234	$2,347,095	$1,970,201	$4,874,530

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended June 30,
	2018	2017
Operating costs	$177,121	$197,455
Operating expenses	$311,675	$286,726

	For the six-month periods ended June 30,
	2018	2017
Operating cost	$345,879	$394,666
Operating expense	$631,050	$599,439

(9)   Short-Term Loans

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Unsecured bank loans	$7,981,514	$19,159,298	$16,638,745
Unsecured other loans	3,638,524	6,286,242	5,449,312
Total	$11,620,038	$25,445,540	$22,088,057

	For the six-month periods ended June 30,
	2018	2017
Interest rates applied	0.00%~4.10%	0.00%~4.35%

The Company’s unused short-term lines of credit amounted to NT$78,078 million, NT$62,057 million and NT$53,463 million as of June 30, 2018, December 31, 2017 and June 30, 2017, respectively.

(10) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Forward contracts	$39,431	$-	$84,687

(11) Bonds Payable

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Unsecured domestic bonds payable	$23,700,000	$31,200,000	$25,800,000
Unsecured convertible bonds payable	18,196,332	18,196,332	18,196,332
Less: Discounts on bonds payable	(699,321)	(878,701)	(1,049,816)
Total	41,197,011	48,517,631	42,946,516
Less: Current portion	(2,498,316)	(24,841,770)	(24,666,693)
Net	$38,698,695	$23,675,861	$18,279,823

A.  UMC issued domestic unsecured corporate bonds.  The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest will be paid annually and the principal will be repayable in June 2019 upon maturity.
Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest will be paid annually and the principal has been fully repaid in mid-March 2018.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

B.  On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

a.  Issue Amount: US$600 million

b.  Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.  Terms of Conversion:

i.   Underlying Securities: Ordinary shares of UMC

ii.  Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii. Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$15.4320 per share on June 30, 2018.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the conversion right before maturity; or

iii. The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(12) Long-Term Loans

a.    Details of long-term loans as of June 30, 2018, December 31, 2017 and June 30, 2017 are as follows:

	As of
Lenders	June 30, 2018	December 31, 2017	June 30, 2017	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$-	$7,305	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	2,000	4,000	6,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (3)	7,106	8,200	-	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	5,618	16,853	28,088	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	7,992	10,276	12,560	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	10,706	13,382	16,059	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	3,865	4,724	5,582	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	89,189	95,135	101,081	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	1,181	1,476	1,772	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	3,471	4,165	4,859	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from KGI Bank	58,500	-	-	Effective June 28, 2018 to February 23, 2023. Interest-only payment for the first year. Principal is repaid in 9 semi-annual payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	300,000	300,000	300,000	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	997,200	1,246,500	1,315,750	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	237,178	474,356	711,535	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	-	-	111,111	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	-	-	475,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note)	-	-	1,000,000	Settlement due on December 25, 2019 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	30,457,618	29,989,811	30,302,629	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Subtotal	32,181,624	32,168,878	34,399,331
Less: Administrative expenses from syndicated loans	(2,691)	(3,542)	(4,392)
Less: Current portion	(3,113,507)	(2,522,052)	(1,438,302)
Total	$29,065,426	$29,643,284	$32,956,637

	For the six-month periods ended June 30,
	2018	2017
Interest Rates	0.99%~5.20%	1.04%~4.66%

Note :  UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 25, 2019.  As of June 30, 2018, December 31, 2017 and June 30, 2017, the unused line of credit were NT$1 billion, NT$1 billion and NT$0.5 billion, respectively.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(13) Post-Employment Benefits

a.  Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan.  Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  Pension benefits for employees of the Singapore branch and subsidiaries overseas were provided in accordance with the local regulations.  A total of NT$334 million, NT$308 million, NT$664 million and NT$614 million were contributed by the Company for the three-month and six-month periods ended June 30, 2018 and 2017, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee.  The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements.  Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the three-month and six-month periods ended June 30, 2018 and 2017, total pension expenses of NT$17 million, NT$20 million, NT$35 million and NT$40 million, respectively, were recognized by the Company.

(14) Deferred Government Grants

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Beginning balance	$14,595,546	$9,297,371	$9,297,371
Arising during the period	6,634,672	6,755,920	285,248
Recorded in profit or loss:
Other operating income	(1,894,440)	(1,469,616)	(400,814)
Exchange effect	63,517	11,871	(265,486)
Ending balance	$19,399,295	$14,595,546	$8,916,319
Current	$3,837,438	$2,821,467	$1,661,089
Noncurrent	15,561,857	11,774,079	7,255,230
Total	$19,399,295	$14,595,546	$8,916,319

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(15) Refund Liabilities

As of June 30, 2018
Refund liabilities	$960,009

After adopting IFRS 15, the Company’s allowance for sales returns and discounts are presented as refund liabilities within other current liabilities, different from its prior presentation as a contra-accounts to accounts receivable.

(16) Equity

a.  Capital stock:

i.   UMC had 26,000 million common shares authorized to be issued as of June 30, 2018, December 31, 2017 and June 30, 2017, of which 12,624 million shares were issued as of June 30, 2018, December 31, 2017 and June 30, 2017, each at a par value of NT$10.

ii.  UMC had 144 million, 144 million and 147 million ADSs, which were traded on the NYSE as of June 30, 2018, December 31, 2017 and June 30, 2017, respectively.  The total number of common shares of UMC represented by all issued ADSs were  720 million shares, 721 million shares and 734 million shares as of June 30, 2018, December 31, 2017 and June 30, 2017, respectively.  One ADS represents five common shares.

b.  Treasury stock:

i.   UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the six-month periods ended June 30, 2018 and 2017 are as follows:

For the six-month period ended June 30, 2018

(In thousands of shares)

Purpose	As of January 1, 2018	Increase	Decrease	As of June 30, 2018
For transfer to employees	400,000	-	-	400,000
For maintain the company’s credibility and stockholders’ equity	-	200,000	-	200,000
	400,000	200,000	-	600,000

For the six-month period ended June 30, 2017

(In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of June 30, 2017
For transfer to employees	400,000	-	-	400,000

ii.  According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of June 30, 2018, December 31, 2017 and June 30, 2017, did not exceed the limit.

iii. In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv. As of June 30, 2018, December 31, 2017 and June 30, 2017, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on June 30, 2018, December 31, 2017 and June 30, 2017, were  NT$16.95, NT$14.20 and NT$14.75, respectively.

v.  UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.   Payment of taxes.

ii.  Making up loss for preceding years.

iii. Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv. Appropriating or reversing special reserve by government officials or other regulations.

v.  The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.  The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The distribution of earnings for 2017 and 2016 was approved by the stockholders’ meeting held on June 12, 2018 and June 8, 2017, respectively.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2017	2016	2017	2016
Legal reserve	$962,873	$831,566
Cash dividends	8,557,023	6,112,159	$0.70	$0.50

The aforementioned 2017 and 2016 distributions approved by stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 7, 2018 and February 22, 2017.

The cash dividend per share for 2017 was adjusted to NT$0.71164307 per share according to the resolution of the Board of Directors’ meeting on June 12, 2018.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

Please refer to Note 6(18) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the six-month periods ended June 30,
	2018	2017
Beginning balance	$956,808	$2,161,729
Impact of retroactive applications	1,597	-
Adjusted beginning balance	958,405	2,161,729
Attributable to non-controlling interests:
Net loss	(1,612,843)	(1,410,371)
Other comprehensive income (loss)	11,237	(104,004)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	-	(1,099,544)
Changes in subsidiaries’ ownership	(323,403)	31,631
Others	1,576,632	1,351,761
Ending balance	$610,028	$931,202

(17) Operating Revenues

a.  Disaggregation of revenue

i.   By operating segments

	For the three-month period ended June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Contract revenue from customers	$38,766,648	$92,184	$38,858,832	$(7,255)	$38,851,577

The timing of revenue recognition:
The revenue recognized at a point in time	$37,299,736	$92,184	$37,391,920	$(7,255)	$37,384,665
The revenue recognized over time	1,466,912	-	1,466,912	-	1,466,912
Total	$38,766,648	$92,184	$38,858,832	$(7,255)	$38,851,577

	For the six-month period ended June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Contract revenue from customers	$76,204,238	$158,705	$76,362,943	$(14,229)	$76,348,714

The timing of revenue recognition:
The revenue recognized at a point in time	$73,112,866	$158,705	$73,271,571	$(14,229)	$73,257,342
The revenue recognized over time	3,091,372	-	3,091,372	-	3,091,372
Total	$76,204,238	$158,705	$76,362,943	$(14,229)	$76,348,714

ii.  By geography

	For the three-month period ended June 30, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Contract revenue from customers	$14,006,222	$7,049,822	$4,911,255	$1,285,285	$5,920,269	$3,456,463	$2,222,261	$38,851,577

The timing of revenue recognition:
The revenue recognized at a point in time	$13,960,474	$7,039,685	$3,761,464	$1,282,524	$5,912,011	$3,206,459	$2,222,048	$37,384,665
The revenue recognized over time	45,748	10,137	1,149,791	2,761	8,258	250,004	213	1,466,912
Total	$14,006,222	$7,049,822	$4,911,255	$1,285,285	$5,920,269	$3,456,463	$2,222,261	$38,851,577

	For the six-month period ended June 30, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Contract revenue from customers	$26,633,299	$13,652,020	$10,212,657	$2,369,560	$11,796,774	$6,291,188	$5,393,216	$76,348,714

The timing of revenue recognition:
The revenue recognized at a point in time	$26,521,392	$13,640,725	$7,690,644	$2,365,459	$11,783,857	$5,862,793	$5,392,472	$73,257,342
The revenue recognized over time	111,907	11,295	2,522,013	4,101	12,917	428,395	744	3,091,372
Total	$26,633,299	$13,652,020	$10,212,657	$2,369,560	$11,796,774	$6,291,188	$5,393,216	$76,348,714

b.  Contract balances

i.   Contract assets, current

	As of
	June 30, 2018	January 1, 2018	Differences
Sales of goods and services	$152,438	$129,042	$23,396

As of June 30, 2018, the Company has an unconditional right to receive the consideration in the contract of to NT$125 million and transferred to trade receivables at the reporting date.

ii.  Contract liabilities, current

	As of
	June 30, 2018	January 1, 2018	Differences
Sales of goods and services	$2,114,749	$3,951,414	$(1,836,665)

As of June 30, 2018, NT$2,887 million included in the current contract liability balance at the beginning of the period was recognized as revenue during the period.

c.  The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$3,949 million as of June 30, 2018, which will be recognized as revenue no later than 2020.  An estimate of the transaction price would not include any estimated amounts of variable consideration that are constrained.

d.  Asset recognized from the cost to fulfil a contract with customer

As of June 30, 2018, the Company recognizes the cost to fulfil a non-recurring engineering contract and cost for joint technology development that are eligible for capitalization as assets amounted to NT$232 million.

(18) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2018			2017
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,342,441	$1,717,138	$6,059,579	$4,088,120	$1,710,532	$5,798,652
Labor and health insurance	214,329	85,140	299,469	213,927	89,524	303,451
Pension	268,734	82,454	351,188	248,097	80,303	328,400
Other employee benefit expenses	71,662	22,957	94,619	58,467	19,186	77,653
Depreciation	12,137,062	659,219	12,796,281	11,731,886	791,019	12,522,905
Amortization	204,500	332,546	537,046	225,397	313,583	538,980

	For the six-month periods ended June 30,
	2018			2017
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$8,663,162	$3,381,439	$12,044,601	$8,164,981	$3,469,778	$11,634,759
Labor and health insurance	442,996	171,543	614,539	443,287	194,181	637,468
Pension	534,711	164,327	699,038	492,795	160,671	653,466
Other employee benefit expenses	133,047	43,204	176,251	106,532	41,115	147,647
Depreciation	24,211,785	1,295,291	25,507,076	23,651,093	1,565,033	25,216,126
Amortization	400,133	675,222	1,075,355	451,023	655,955	1,106,978

According to UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ and director’s compensation and report to the stockholders’ meeting for such distribution.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the six-month periods ended June 30, 2018 and 2017.  The Board of Directors estimated the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2017 and 2016 were reported to the stockholders’ meeting on June 12, 2018 and June 8, 2017, respectively.  The details of distribution are as follows:

	2017	2016
Employees’ compensation – Cash	$1,032,324	$930,551
Directors’ remuneration	11,452	9,714

The aforementioned 2017 and 2016 employees’ compensation and remuneration to directors reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 7, 2018 and February 22, 2017.

Information relevant to the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(19) Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2018	2017
Net rental loss from property	$(43,751)	$(33,888)
Gain on disposal of property, plant and equipment	57,561	9,598
Government grants	1,700,335	272,300
Others	4,590	10,564
Total	$1,718,735	$258,574

	For the six-month periods ended June 30,
	2018	2017
Net rental loss from property	$(82,371)	$(69,027)
Gain on disposal of property, plant and equipment	84,086	18,320
Government grants	2,681,624	433,380
Others	12,341	29,903
Total	$2,695,680	$412,576

(20) Non-Operating Income and Expenses

a.  Other income

	For the three-month periods ended June 30,
	2018	2017
Interest income
Bank deposits	$197,911	$72,009
Others	6,943	6,823
Dividend income	121,760	98,077
Total	$326,614	$176,909

	For the six-month periods ended June 30,
	2018	2017
Interest income
Bank deposits	$331,969	$121,335
Others	12,338	11,829
Dividend income	123,079	98,077
Total	$467,386	$231,241

b.  Other gains and losses

	For the three-month periods ended June 30,
	2018	2017
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(112,199)	$(68,629)
Impairment loss
Available-for-sale financial assets, noncurrent	-	(109,358)
Gain on disposal of investments	15,179	272,447
Other gains and losses	37,647	16,061
Total	$(59,373)	$110,521

	For the six-month periods ended June 30,
	2018	2017
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$264,320	$379,615
Impairment loss
Available-for-sale financial assets, noncurrent	-	(396,121)
Gain on disposal of investments	12,570	760,587
Other gains and losses	68,397	34,916
Total	$345,287	$778,997

c.  Finance costs

	For the three-month periods ended June 30,
	2018	2017
Interest expenses
Bonds payable	$172,231	$200,909
Bank loans	465,781	379,779
Others	72,030	83
Financial expenses	12,238	11,536
Total	$722,280	$592,307

	For the six-month periods ended June 30,
	2018	2017
Interest expenses
Bonds payable	$364,843	$385,082
Bank loans	871,826	722,264
Others	142,351	108
Financial expenses	29,074	44,132
Total	$1,408,094	$1,151,586

(21) Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined-benefit plan	$-	$-	$-	$21,635	$21,635
Unrealized gains or losses on financial assets at fair value through other comprehensive income	86,951	-	86,951	46,268	133,219
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(21,397)	-	(21,397)	-	(21,397)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2,517,392	408	2,517,800	(30,646)	2,487,154
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	44,811	(15,587)	29,224	(8,247)	20,977
Total other comprehensive income (loss)	$2,627,757	$(15,179)	$2,612,578	$29,010	$2,641,588

	For the three-month period ended June 30, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$432,328	$-	$432,328	$(1,096)	$431,232
Unrealized gain (loss) on available-for-sale financial assets	530,644	(163,935)	366,709	(14,195)	352,514
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	616,916	(30)	616,886	(4,136)	612,750
Total other comprehensive income (loss)	$1,579,888	$(163,965)	$1,415,923	$(19,427)	$1,396,496

	For the six-month period ended June 30, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined-benefit plan	$-	$-	$-	$21,635	$21,635
Unrealized gains or losses on financial assets at fair value through other comprehensive income	1,235,194	-	1,235,194	23,295	1,258,489
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	130,149	-	130,149	(5,044)	125,105

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1,002,220	408	1,002,628	(13,644)	988,984
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	26,494	(12,897)	13,597	(181)	13,416
Total other comprehensive income (loss)	$2,394,057	$(12,489)	$2,381,568	$26,061	$2,407,629

	For the six-month period ended June 30, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(4,932,800)	$-	$(4,932,800)	$36,818	$(4,895,982)
Unrealized gain (loss) on available-for-sale financial assets	2,328,694	(258,725)	2,069,969	24,809	2,094,778
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	1,119,759	110,774	1,230,533	(30,119)	1,200,414
Total other comprehensive income (loss)	$(1,484,347)	$(147,951)	$(1,632,298)	$31,508	$(1,600,790)

(22) Income Tax

a.  The major components of income tax expense for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

i.   Income tax expense recorded in profit or loss

	For the three-month periods ended June 30,
	2018	2017
Current income tax expense (benefit):
Current income tax charge	$122,915	$1,689,097
Adjustments in respect of current income tax of prior periods	(164,848)	(9,682)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	848,443	(1,074,247)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(1,697,580)	752
Deferred income tax related to changes in tax rates	21,635	-
Adjustment of prior year’s deferred income tax	24,574	(5,720)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	514,122	38,521
Income tax benefit recorded in profit or loss	$(330,739)	$638,721

	For the six-month periods ended June 30,
	2018	2017
Current income tax expense (benefit):
Current income tax charge	$209,216	$1,808,653
Adjustments in respect of current income tax of prior periods	(1,117,602)	(365,241)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	1,121,378	(1,207,738)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(2,010,485)	(106,295)
Deferred income tax related to changes in tax rates	(848,223)	-
Adjustment of prior year’s deferred income tax	(2,820)	9,093
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	1,144,849	70,669
Income tax benefit recorded in profit or loss	$(1,503,687)	$209,141

ii.  Income tax related to components of other comprehensive income (loss)

Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2018	2017
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$46,268	$-
Deferred income tax related to changes in tax rates	21,635	-
Income tax related to items that will not be reclassified subsequently to profit or loss	$67,903	$-

	For the six-month periods ended June 30,
	2018	2017
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$10,768	$-
Deferred income tax related to changes in tax rates	29,118	-
Income tax related to items that will not be reclassified subsequently to profit or loss	$39,886	$-

Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2018	2017
Exchange differences on translation of foreign operations	$(30,646)	$(1,096)
Unrealized loss (gain) on available-for-sale financial assets	-	(14,195)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(8,247)	(4,136)
Deferred income tax related to changes in tax rates	-	-
Income tax related to items that may be reclassified subsequently	$(38,893)	$(19,427)

	For the six-month periods ended June 30,
	2018	2017
Exchange differences on translation of foreign operations	$(16,432)	$36,818
Unrealized loss (gain) on available-for-sale financial assets	-	24,809
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(4,628)	(30,119)
Deferred income tax related to changes in tax rates	7,235	-
Income tax related to items that may be reclassified subsequently	$(13,825)	$31,508

iii. Deferred income tax charged directly to equity

	For the three-month periods ended June 30,
	2018	2017
Deferred income tax related to changes in tax rates	$-	$-

	For the six-month periods ended June 30,
	2018	2017
Deferred income tax related to changes in tax rates	$(56,759)	$-

b.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of June 30, 2018, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2010.

c.  According to the amendments to the R.O.C. Income Tax Act, effective from 2018, the corporate income tax rate is raised from 17% to 20%, and the 10% undistributed earnings tax is lowered to 5%.

(23) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended June 30,
	2018	2017
Net income attributable to the parent company	$3,658,779	$2,099,007
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,048,575	12,208,240
Earnings per share-basic (NTD)	$0.30	$0.17

	For the six-month periods ended June 30,
	2018	2017
Net income attributable to the parent company	$7,059,177	$4,385,027
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,125,248	12,208,240
Earnings per share-basic (NTD)	$0.58	$0.36

b.  Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

	For the three-month periods ended June 30,
	2018	2017
Net income attributable to the parent company	$3,658,779	$2,099,007
Effect of dilution
Unsecured convertible bonds	70,651	71,835
Income attributable to stockholders of the parent	$3,729,430	$2,170,842
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,048,575	12,208,240
Effect of dilution
Employees’ compensation	26,352	22,783
Unsecured convertible bonds	1,193,935	1,152,306
Weighted-average number of common stocks after dilution (thousand shares)	13,268,862	13,383,329

Diluted earnings per share (NTD)	$0.28	$0.16

	For the six-month periods ended June 30,
	2018	2017
Net income attributable to the parent company	$7,059,177	$4,385,027
Effect of dilution
Unsecured convertible bonds	140,958	143,318
Income attributable to stockholders of the parent	$7,200,135	$4,528,345
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,125,248	12,208,240
Effect of dilution
Employees’ compensation	52,552	45,536
Unsecured convertible bonds	1,193,935	1,152,306
Weighted-average number of common stocks after dilution (thousand shares)	13,371,735	13,406,082

Diluted earnings per share (NTD)	$0.54	$0.34

(24) Reconciliation of Liabilities Arising from Financing Activities

For the six-month period ended June 30, 2018:

			Non-cash changes
Items	As of January 1, 2018	Cash Flows	Foreign exchange	Others (Note)	As of June 30, 2018
Short-term loans	$25,445,540	$(13,964,632)	$(3,424)	$142,554	$11,620,038
Long-term loans (current portion included)	32,165,336	(455,061)	467,808	850	32,178,933
Bonds payable (current portion included)	48,517,631	(7,500,000)	-	179,380	41,197,011
Guarantee deposits (current portion included)	564,576	(41,985)	10,869	-	533,460
Other financial liabilities-noncurrent	20,486,119	-	109,453	193,404	20,788,976

Note:  Other non-cash changes mainly consisted of amortization of short-term loans, bonds payable and other financial liabilities-noncurrent using the EIR method.

For the six-month period ended June 30, 2017: Not applicable.

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)      Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor
PHOTRONICS DNP MASK CORPORATION	Other related parties
TRIKNIGHT CAPITAL CORPORATION	Associate

(2)      Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2018	2017
Associates	$328,073	$350,151
Joint ventures	1,078	3,058
Others	5,892	7,146
Total	$335,043	$360,355

	For the six-month periods ended June 30,
	2018	2017
Associates	$505,140	$832,936
Joint ventures	4,277	6,189
Others	9,098	12,538
Total	$518,515	$851,663

Accounts receivable, net

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Associates	$276,480	$84,839	$215,598
Joint ventures	-	1,051	1,032
Others	5,002	7,908	3,728
Total	281,482	93,798	220,358
Less: Allowance for sales returns and discounts	-	(2,733)	(5,331)
Net	$281,482	$91,065	$215,027

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 30~60 days, while the collection periods for overseas sales was net 30~60 days.

Refund liabilities (within current liabilities-others)

As of June 30, 2018
Associates	$2,097
Others	68
Total	$2,165

b.    Significant asset transactions

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended June 30,
	2018	2017
Associates	$96,833	$89,844

	Purchase price
	For the six-month periods ended June 30,
	2018	2017
Associates	$107,002	$172,939

Acquisition of investments accounted for under the equity method

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			For the three-month periods ended June 30, 2018
Associates	84,000	Stock	$840,000

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			For the six-month periods ended June 30, 2018
Associates	84,000	Stock	$840,000

For the three-month and six-month periods ended June 30, 2017: None.

Disposal of financial assets

For the three-month and six-month periods ended June 30, 2018: None.

For the three-month period ended June 30, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal (loss) gain
Others	-	None	$-	$-

			For the six-month period ended June 30, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal (loss) gain
Others	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

c.     Others

Mask expenditure

	For the three-month periods ended June 30,
	2018	2017
Others	$364,079	$112,724

	For the six-month periods ended June 30,
	2018	2017
Others	$834,029	$112,724

Other payables of mask expenditure

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Others	$463,551	$580,789	$598,162

d.    Key management personnel compensation

	For the three-month periods ended June 30,
	2018	2017
Short-term employee benefits	$56,467	$56,075
Post-employment benefits	364	1,190
Share-based payment	17	18
Others	71	67
Total	$56,919	$57,350

	For the six-month periods ended June 30,
	2018	2017
Short-term employee benefits	$138,872	$158,531
Post-employment benefits	1,443	1,865
Share-based payment	33	35
Others	140	159
Total	$140,488	$160,590

8.    ASSETS PLEDGED AS COLLATERAL

As of June 30, 2018, December 31, 2017 and June 30, 2017

	Amount
	As of
	June 30, 2018	December 31, 2017	June 30, 2017	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit and Bank deposit)	$965,482	$972,827	$961,937	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,358	246,008	307,969	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	19,579	20,991	-	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	800	800	-	Science Park Administration	Industry-university cooperative research project performance guarantees
Refundable Deposits (Time deposit)	38,115	37,084	38,115	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	-	-	Bank of China	Bank performance guarantee
Buildings	6,083,539	6,083,976	5,489,923	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	29,632,813	32,428,768	34,701,745	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	321,321	323,001	320,336	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$38,299,007	$40,113,455	$41,820,025

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)      As of June 30, 2018, amounts available under unused letters of credit for importing machinery and equipment was NT$0.5 billion.

(2)      As of June 30, 2018, the company entrust financial institutes to open performance guarantee amounted to NT$1.9 billion.

(3)      The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$11.4 billion.  As of June 30, 2018, the portion of royalties and development fees not yet recognized was NT$0.9 billion.

(4)      The Company entered into several construction contracts for the expansion of its operations.  As of June 30, 2018, these construction contracts amounted to approximately NT$2.6 billion and the portion of the contracts not yet recognized was approximately NT$0.6 billion.

(5)      The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2038.  Future minimum lease payments under those leases are as follows:

Year	As of June 30, 2018
2018	$193,193
2019	372,145
2020	367,231
2021	353,614
2022	357,874
2023 and thereafter	3,210,552
Total	$4,854,609

(6)      The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC submitted an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion by 2020, with instalment funding started in 2015.  Up to June 30, 2018, UMC has obtained R.O.C. government authority’s approval of the investment application for US$1.3 billion (including indirect investment).  In January 2015, the Company obtained control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  As of June 30, 2018, the investment amount is RMB 7.1 billion, representing ownership interest of 61.50%.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for the repurchase of other investors’ investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by other investors.  Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period.  At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests.  Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(7)      On July 1, 2016, INTERNATIONAL BUSINESS MACHINES CORPORATION (IBM) filed a complaint in the United States District Court for the Southern District of New York accusing that UMC did not pay the technology license fees in accordance with the technology license agreement and claimed US$10 million with interest of 12% per annum.  UMC is appealing an unfavorable judgment issued on September 15, 2017 by the United States District Court of Southern District of New York for the subject matter.  The Company does not expect material adverse financial impact resulting from this claim.

(8)   In 2017, the Taichung District Prosecutors Office requested the local court to impose a fine to the Company based on the allegation of misappropriation of trade secret of MICRON TECHNOLOGY INC. (“MICRON”).  In addition, MICRON filed a civil lawsuit against the Company with the District Court of Northern District of California for the similar cause.  On January 12, 2018, the Company filed counterclaims against MICRON with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO. for patent infringement.  On July 3, 2018, the Fuzhou Intermediate People’s Court issued a ruling against the aforementioned two defendant companies, ruling that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of the Company.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

None.

12.  OTHERS

(1)   Categories of financial instruments

	As of
Financial Assets	June 30, 2018	December 31, 2017	June 30, 2017
Non-derivative financial instruments
Financial assets at fair value through profit or loss	$14,117,551	$876,318	$996,734
Financial assets at fair value through other comprehensive income	11,366,652	-	-
Available-for-sale financial assets	-	20,636,332	22,319,314
Financial assets measured at cost	-	2,218,472	2,686,626
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	75,186,386	81,670,212	68,130,514
Receivables	28,065,532	22,149,072	23,064,455
Refundable deposits	2,831,954	1,903,041	2,171,201
Other financial assets, current	1,500,450	2,645,003	1,075,152
Subtotal	107,584,322	108,367,328	94,441,322
Derivative financial instruments
Financial assets at fair value through profit or loss	56,916	31,605	162
Total	$133,125,441	$132,130,055	$120,444,158

	As of
Financial Liabilities	June 30, 2018	December 31, 2017	June 30, 2017
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$11,620,038	$25,445,540	$22,088,057
Payables	32,237,475	24,274,413	30,398,295
Guarantee deposits (current portion included)	533,460	564,576	617,178
Bonds payable (current portion included)	41,197,011	48,517,631	42,946,516
Long-term loans (current portion included)	32,178,933	32,165,336	34,394,939
Other financial liabilities-noncurrent	20,788,976	20,486,119	19,922,214
Subtotal	138,555,893	151,453,615	150,367,199
Derivative financial instruments
Financial liabilities at fair value through profit or loss	39,431	-	84,687
Total	$138,595,324	$151,453,615	$150,451,886

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2018 and 2017 decreases/increases by NT$936 million and NT$106 million, respectively.  When RMB strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2018 and 2017 increases/decreases by NT$3,283 million and NT$3,529 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(9), 6(11) and 6(12) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended June 30, 2018 and 2017 to decrease/increase by NT$22 million and NT$28 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the six-month periods ended June 30, 2018 and 2017 by NT$231 million and NT$35 million, respectively.  A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2018 by NT$370 million.  A change of 5% in the price of the aforementioned available-for-sale financial instruments of listed companies could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2017 by NT$530 million.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2018, December 31, 2017 and June 30, 2017, accounts receivable from the top ten customers represent 50%, 54% and 60% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$11,719,801	$-	$-	$-	$11,719,801
Payables	31,927,272	-	-	109,075	32,036,347
Guarantee deposits	20,988	41,218	30,530	440,724	533,460
Bonds payable	2,913,800	23,223,663	8,529,443	8,626,496	43,293,402
Long-term loans	3,823,343	8,793,840	13,601,800	12,697,807	38,916,790
Other financial liabilities	-	-	17,967,694	4,492,164	22,459,858
Total	$50,405,204	$32,058,721	$40,129,467	$26,366,266	$148,959,658

Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$39,431	$-	$-	$-	$39,431

	As of December 31, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$25,622,430	$-	$-	$-	$25,622,430
Payables	23,807,378	-	-	104,755	23,912,133
Guarantee deposits	95,085	14,071	29,876	425,544	564,576
Bonds payable	26,321,530	5,564,967	10,590,265	8,689,971	51,166,733
Long-term loans	3,855,962	8,728,249	13,397,515	13,450,444	39,432,170
Other financial liabilities	-	-	13,402,849	8,935,552	22,338,401
Total	$79,702,385	$14,307,287	$37,420,505	$31,606,266	$163,036,443

	As of June 30, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$22,259,755	$-	$-	$-	$22,259,755
Payables	30,142,230	-	-	107,465	30,249,695
Guarantee deposits	-	165,725	30,515	420,938	617,178
Bonds payable	7,917,940	23,685,984	8,533,074	5,266,794	45,403,792
Long-term loans	2,778,335	9,993,023	11,806,990	17,793,238	42,371,586
Other financial liabilities	7	-	13,155,080	8,770,366	21,925,453
Total	$63,098,267	$33,844,732	$33,525,659	$32,358,801	$162,827,459

Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$84,687	$-	$-	$-	$84,687

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of June 30, 2018

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 138 million	June 14, 2018~July 10, 2018

As of December 31, 2017: None.

As of June 30, 2017

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 380 million	June 1, 2017~August 3, 2017

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2018
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$383,725	$30,276	$56,382	$470,383
Financial assets at fair value through profit or loss, noncurrent	4,526,763	42,497	9,134,824	13,704,084
Financial assets at fair value through other comprehensive income, noncurrent	7,390,012	-	3,976,640	11,366,652
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	39,431	-	39,431

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$663,138	$22,175	$31,605	$716,918
Financial assets at fair value through profit or loss, noncurrent	174,760	16,245	-	191,005
Available-for-sale financial assets, noncurrent	10,959,194	-	9,677,138	20,636,332

	As of June 30, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$748,016	$52,344	$-	$800,360
Financial assets at fair value through profit or loss, noncurrent	172,380	24,156	-	196,536
Available-for-sale financial assets, noncurrent	11,759,784	81,141	10,478,389	22,319,314
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	84,687	-	84,687

Fair values of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active markets.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the six-month periods ended June 30, 2018 and 2017, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through comprehensive income (loss)
	Option	Common stock	Preferred stock	Funds	Total	Common stock	Preferred stock	Total
As of January 1, 2018	$31,605	$3,832,537	$2,994,294	$1,183,940	$8,042,376	$3,350,694	$233,326	$3,584,020
Recognized in profit (loss)	24,777	39,048	32,441	121,467	217,733	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	397,934	(5,314)	392,620
Acquisition	-	95,451	569,112	412,085	1,076,648	-	-	-
Disposal	-	(587)	(219,909)	-	(220,496)	-	-	-
Return of capital	-	(16)	-	-	(16)	-	-	-
Exchange effect	-	16,009	41,976	16,976	74,961	-	-	-
As of June 30, 2018	$56,382	$3,982,442	$3,417,914	$1,734,468	$9,191,206	$3,748,628	$228,012	$3,976,640

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2017	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	(65,036)	(57,022)	-	(122,058)
Recognized in other comprehensive income (loss)	239,012	20,694	(28,220)	231,486
Acquisition	61,372	141,847	405,991	609,210
Disposal	(149,789)	-	-	(149,789)
Transfer to Level 3	5,839	-	236,130	241,969
Transfer out of Level 3	(63,739)	-	-	(63,739)
Exchange effect	(24,640)	(34,030)	(43,657)	(102,327)
As of June 30, 2017	$7,690,771	$1,013,785	$1,773,833	$10,478,389

Recognized as part of profit (loss) above, the profit (loss) from financial assets still held by the Company as of June 30, 2018 and 2017 was NT$372 million and NT$(122) million.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of June 30, 2018 and 2017 was NT$393 million and NT$224 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follow:

As of June 30, 2018
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	10%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit or loss and other comprehensive income (loss) for the six-month period ended June 30,  2018 by NT$400 million and by NT$290 million, respectively.

As of June 30, 2017
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	20%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30,  2017 by NT$479 million.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of June 30, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,085,824	$23,971,961	$18,113,863	$-	$41,197,011
Long-term loans (current portion included)	32,178,933	-	32,178,933	-	32,178,933

As of December 31, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$49,342,714	$31,422,772	$17,919,942	$-	$48,517,631
Long-term loans (current portion included)	32,165,336	-	32,165,336	-	32,165,336

As of June 30, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$43,523,853	$25,962,789	$17,561,064	$-	$42,946,516
Long-term loans (current portion included)	34,394,939	-	34,394,939	-	34,394,939

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	June 30, 2018			December 31, 2017
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,608,092	30.42	$48,923,384	$1,703,079	29.72	$50,609,425
JPY	5,841,552	0.2737	1,598,557	5,914,143	0.2627	1,553,244
EUR	3,931	35.13	138,115	2,818	35.27	99,394
SGD	29,723	22.28	662,237	29,696	22.22	659,865
RMB	3,053,953	4.57	13,965,713	2,499,747	4.55	11,368,839

Non-Monetary items
USD	233,931	30.43	7,118,546	154,761	29.73	4,601,061
JPY	9,020,126	0.2737	2,468,809	9,150,629	0.2627	2,403,870
SGD	10,234	22.28	228,012	-	-	-
RMB	50,016	4.57	228,722	-	-	-

Financial Liabilities
Monetary items
USD	425,797	30.53	12,999,859	576,458	29.83	17,195,765
JPY	2,859,587	0.2778	794,393	3,252,323	0.2668	867,720
EUR	2,571	35.65	91,669	3,696	35.84	132,475
SGD	37,255	22.46	836,750	32,498	22.40	727,952
RMB	13,574,897	4.62	62,756,750	15,618,686	4.60	71,814,722

The exchange gain or loss from monetary financial assets and liabilities
USD			444,665			(751,616)
JPY			(1,892)			44,587
EUR			3,233			1,816
SGD			16,009			15,703
RMB			(161,501)			2,255,067
Other			(120)			348

	As of
	June 30, 2017
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,547,783	30.35	$46,977,377
JPY	8,045,272	0.2696	2,168,759
EUR	4,528	34.41	155,790
SGD	40,458	22.02	890,900
RMB	2,803,557	4.46	12,512,266

Non-Monetary items
USD	161,137	30.37	4,893,762
JPY	11,656,934	0.2696	3,142,709

Financial Liabilities
Monetary items
USD	631,682	30.47	19,247,362
JPY	4,549,370	0.2737	1,245,163
EUR	3,671	34.93	128,229
SGD	35,040	22.20	777,890
RMB	14,651,376	4.51	66,121,662

The exchange gain or loss from monetary financial assets and liabilities
USD			(596,967)
JPY			17,527
EUR			1,281
SGD			6,994
RMB			860,923
Other			369

(9)   Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2018 and 2017 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of June 30, 2018, December 31, 2017 and June 30, 2017 were as follows:

	As of
	June 30, 2018	December 31, 2017	June 30, 2017
Total liabilities	$170,107,842	$180,061,578	$172,621,415
Less: Cash and cash equivalents	(75,192,843)	(81,674,572)	(68,134,406)
Net debt	94,914,999	98,387,006	104,487,009
Total equity	210,782,455	214,037,584	213,195,901
Total capital	$305,697,454	$312,424,590	$317,682,910
Debt to capital ratios	31.05%	31.49%	32.89%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.  Financing provided to others for the six-month period ended June 30, 2018: Please refer to Attachment 2.

b.  Endorsement/Guarantee provided to others for the six-month period ended June 30, 2018: Please refer to Attachment 3.

c.  Securities held as of June 30, 2018 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d. Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2018: Please refer to Attachment 5.

e.  Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2018: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2018: Please refer to Attachment 7.

g.  Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2018: Please refer to Attachment 8.

h.  Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2018: Please refer to Attachment 9.

i.   Names, locations and related information of investees as of June 30, 2018 (excluding investment in Mainland China): Please refer to Attachment 10.

j.   Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.  Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, Attachment 2, Attachment 3, Attachment 5 and Attachment 8.

14.  OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of June 30, 2018, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

	For the three-month period ended June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$38,766,648	$84,929	$38,851,577	$-	$38,851,577
Net revenue from sales among intersegments	-	7,255	7,255	(7,255)	-
Segment net income (loss), net of tax	2,429,057	(255,109)	2,173,948	242,802	2,416,750
Capital expenditure	3,900,719	-	3,900,719	-	3,900,719
Depreciation	12,788,487	47,495	12,835,982	-	12,835,982
Share of profit or loss of associates and joint ventures	(151,314)	(11,552)	(162,866)	242,802	79,936
Income tax expense (benefit)	(332,981)	2,242	(330,739)	-	(330,739)

	For the three-month period ended June 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$37,444,640	$93,241	$37,537,881	$-	$37,537,881
Net revenue from sales among intersegments	-	5,025	5,025	(5,025)	-
Segment net income (loss), net of tax	1,504,110	(171,427)	1,332,683	144,948	1,477,631
Capital expenditure	8,331,065	1,424	8,332,489	-	8,332,489
Depreciation	12,493,729	60,372	12,554,101	-	12,554,101
Share of profit or loss of associates and joint ventures	(193,439)	(10,049)	(203,488)	144,948	(58,540)
Income tax expense (benefit)	639,354	(633)	638,721	-	638,721

	For the six-month period ended June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$76,204,238	$144,476	$76,348,714	$-	$76,348,714
Net revenue from sales among intersegments	-	14,229	14,229	(14,229)	-
Segment net income (loss), net of tax	5,470,506	(380,656)	5,089,850	356,484	5,446,334
Capital expenditure	9,616,986	-	9,616,986	-	9,616,986
Depreciation	25,490,120	96,048	25,586,168	-	25,586,168
Share of profit or loss of associates and joint ventures	(46,089)	(23,244)	(69,333)	356,484	287,151
Income tax expense (benefit)	(1,501,910)	(1,777)	(1,503,687)	-	(1,503,687)

	For the six-month period ended June 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$74,792,903	$162,928	$74,955,831	$-	$74,955,831
Net revenue from sales among intersegments	-	6,872	6,872	(6,872)	-
Segment net income (loss), net of tax	3,036,415	(486,226)	2,550,189	424,467	2,974,656
Capital expenditure	25,983,714	3,110	25,986,824	-	25,986,824
Depreciation	25,153,843	124,398	25,278,241	-	25,278,241
Share of profit or loss of associates and joint ventures	(415,571)	(17,396)	(432,967)	424,467	(8,500)
Income tax expense (benefit)	209,707	(566)	209,141	-	209,141

	As of June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$379,518,964	$2,338,207	$381,857,171	$(966,874)	$380,890,297
Segment liabilities	$168,742,502	$1,387,410	$170,129,912	$(22,070)	$170,107,842

	As of December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$392,370,323	$3,030,057	$395,400,380	$(1,301,218)	$394,099,162
Segment liabilities	$178,362,985	$1,700,045	$180,063,030	$(1,452)	$180,061,578

	As of June 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$384,280,376	$2,778,802	$387,059,178	$(1,241,862)	$385,817,316
Segment liabilities	$171,005,305	$1,749,965	$172,755,270	$(133,855)	$172,621,415

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

15.  The effect of initially applying IFRS 9 and IFRS 15

(1)   The summary of significant accounting policies applying in the second quarter of 2017 are as follows:

a.  Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition.  In accordance with IAS 39 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting.  All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.  Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial Assets

i.   Classification and subsequent measurement

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets acquired for the purpose of selling or repurchasing in the near term, and derivative financial instruments that are not designated as hedging instruments in hedge accounting are classified as financial assets at fair value through profit or loss.  Financial assets at fair value through profit or loss are measured at fair value with changes in fair value recognized in profit or loss.

(ii)   Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables.  Available-for-sale financial investments are subsequently measured at fair value.  Other than impairment losses which are recognized in profit or loss, subsequent measurement of available-for-sale equity instrument financial assets are recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss.

If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on the balance sheet.

(iii)  Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity.

After initial measurement held-to-maturity financial assets are measured at amortized cost using the effective interest rate (EIR) method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.  The EIR method amortization and impairment, if any, is recognized in profit or loss.

(iv)  Notes, accounts and other receivables

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services.  Other receivables are any receivable not classified as notes and accounts receivable.  Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the EIR method, less impairment.  If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at their nominal amount.

ii.  Derecognition of financial assets

A financial asset is derecognized when:

(i)    the contractual rights to receive cash flows from the asset have expired;

(ii)   the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

(iii)  the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer.  The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss.  A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.

iii. Impairment policy

The carrying amount of a financial asset is reduced as a result of impairment, except for accounts receivable for which the carrying amount is reduced through use of an allowance account.  When an account receivable is deemed to be uncollectible, it is written off from the allowance account.

(i)    Notes, accounts and other receivables

The Company first assesses at each reporting date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assesses them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

(ii)   Other financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a group of financial assets.

For the financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.  For equity investments classified as available-for-sale, objective evidence of an impairment would include a significant or prolonged decline in the fair value of the investment below its cost.  When there is objective evidence of an impairment for available-for-sale equity securities, the full amount of the losses previously recognized in other comprehensive income is reclassified to profit or loss.  Impairment losses recognized on equity investments cannot be reversed through profit or loss.  Any subsequent increases in their fair value after impairment are recognized in other comprehensive income.

Financial Liabilities

i.   Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

(i)    Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Gains or losses on the subsequent measurement including interest paid are recognized in profit or loss.

(ii)   Financial liabilities carried at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

ii.  Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

b.  Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received or receivable.  The specific criteria described below must also be met before revenue is recognized.

Sales revenue

The Company manufactures semiconductors for creditworthy customers based on their design specifications, pursuant to manufacturing agreements and/or purchase orders at contractual prices.  The Company ships wafers mainly under the trade term, Free Carrier (FCA), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers.  Sales revenue is recognized at this point, having also fulfilled all of the following criteria pursuant to IAS 18, paragraph 14:

i.   the significant risks and rewards of ownership of the goods have been transferred to the customer;

ii.  neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

iii. the amount of revenue can be measured reliably;

iv. it is probable that the economic benefits associated with the transaction will flow to the entity; and

v.  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is measured at the fair value of the consideration received or receivable, net of sales returns and discounts, which are estimated based on customer complaints, historical experience and other known factors.  Sales returns and discounts are recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

(2)   The Company adopted IFRS 9 and IFRS 15 since January 1, 2018 and it adopted IAS 39 and IAS 18 before January 1, 2018.  Please refer to Note 3 for reconciliation of assets, liabilities and equity.

(3)   The contents of significant accounts in the year of 2017 and the second quarter of 2017 are as follows:

a.  Financial Assets at Fair Value through Profit or Loss

	As of
	December 31, 2017	June 30, 2017
Designated financial assets at fair value through profit or loss
Convertible bonds	$213,180	$248,718

Financial assets held for trading
Common stocks	434,630	498,723
Preferred stocks	228,508	199,458
Funds	-	49,835
Option	31,605	162
Subtotal	694,743	748,178
Total	$907,923	$996,896

Current	$716,918	$800,360
Noncurrent	191,005	196,536
Total	$907,923	$996,896

The Company has a call option, exercisable before September 2019, to acquire remaining equity interest in an existing investee from the other shareholder in the amount of approximately NT$15 billion.  The change of the fair value for the call option is recorded in profit and loss.

b.  Available-For-Sale Financial Assets, Non-Current

	As of
	December 31, 2017	June 30, 2017
Common stocks	$17,653,513	$19,450,555
Preferred stocks	1,865,410	1,773,833
Funds	1,117,409	1,094,926
Total	$20,636,332	$22,319,314

c.  Financial Assets Measured at Cost, Non-Current

	As of
	December 31, 2017	June 30, 2017
Common stocks	$473,134	$501,673
Preferred stocks	1,657,388	2,095,464
Funds	87,950	89,489
Total	$2,218,472	$2,686,626

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair values cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

d. Operating Revenues

For the three-month period ended June 30,
2017
Net sales
Sale of goods	$36,068,772
Other operating revenues
Royalty	2,307
Mask tooling	790,087
Others	676,715
Net operating revenues	$37,537,881

For the six-month period ended June 30,
2017
Net sales
Sale of goods	$72,056,867
Other operating revenues
Royalty	2,923
Mask tooling	1,739,372
Others	1,156,669
Net operating revenues	$74,955,831

(4)   After adopting IFRS 15, (1) for certain contracts that do not provide the Company unconditional rights to the consideration, the Company shall recognize revenue and contract asset as it satisfies its performance obligation over time.  (2) Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as current contract liabilities which were used to be recognized as other current liabilities.  (3) The associated costs incurred to fulfil the contracts are recognized on the consolidated balance sheets as contract fulfillment costs within other current assets.  (4) In accordance with the requirement of IFRS 15, allowance for sales returns and discounts is presented as refund liabilities within other current liabilities, different from its prior presentation as a contra-accounts to accounts receivable. The effects on assets, liabilities and other comprehensive income if the Company reversed the impact with application of IFRS 15 and adopted the accounting policy referred in Note 15(1) are summarized as below:

	As of June 30, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Contract assets, current	$152,438	$(152,438)	$-
Accounts receivable, net	26,721,474	(931,513)	25,789,961
Accounts receivable-related parties, net	281,482	(2,165)	279,317
Inventories, net	17,656,458	131,701	17,788,159
Other current assets	1,670,369	(144,542)	1,525,827
Deferred tax assets	7,018,082	20	7,018,102
Total effect on assets		$(1,098,937)
Contract liabilities, current	$2,114,749	$(2,114,749)	$-
Other current liabilities	5,040,794	1,042,388	6,083,182
Deferred tax liabilities	1,997,511	187	1,997,698
Total effect on liabilities		$(1,072,174)

Additional paid-in capital	$40,968,666	$115	$40,968,781
Retained earnings	64,013,602	(29,371)	63,984,231
Other components of equity	(13,204,809)	3,020	(13,201,789)
Non-controlling interests	610,028	(527)	609,501
Total effect on equity		$(26,763)

	For the three-month period ended June 30, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Operating revenue	$38,851,577	$16,548	$38,868,125
Operating costs	(32,176,402)	(3,439)	(32,179,841)
Operating expenses	(5,212,779)	(25,950)	(5,238,729)
Income tax expense (benefit)	330,739	1,545	332,284
Total effect on income and expenses		$(11,296)

	For the six-month period ended June 30, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Operating revenue	$76,348,714	$8,657	$76,357,371
Operating costs	(65,031,540)	61,675	(64,969,865)
Operating expenses	(10,062,331)	(55,994)	(10,118,325)
Income tax expense (benefit)	1,503,687	(3,268)	1,500,419
Total effect on income and expenses		$11,070

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2018

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$29,925,437	Net 60 days	39%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,868,712	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,006,075	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	743,422	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	742,304 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	45,158	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	362,696	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	135,373	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	177,642	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	66,313	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	114,033	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	46,226	-	0%

For the six-month period ended June 30, 2017

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$29,741,049	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,575,958	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,526,588	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	833,423	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	400,392 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	6,125,497	-	2%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of US$0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	YES	$10,102,760	$6,086,000	$4,868,800	2.05%~2.50%	The need for short-term financing	$-	Business turnover	$-	None	$-	$21,017,242	$84,068,971

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	Tera Energy Development Co., Ltd	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,380	$2,380	$2,380	9.00%	Needs for operation	$2,380	-	$2,380	None	$-	$2,380	$68,023

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.
Note 3: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$94,577,592	$1,700,000	$1,700,000 (Note 5)	$997,200 (Note 5)	$-	0.81%	$94,577,592
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	3	94,577,592	14,058,660	14,058,660 (Note 6)	13,819,796 (Note 6)	-	6.69%	94,577,592
0	UNITED MICROELECTRONICS CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	3	94,577,592	19,661	19,661 (Note 7)	19,661 (Note 7)	-	0.01%	94,577,592

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 8)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 8)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$10,261,595	$8,950,000	$8,950,000	$4,878,063	$-	39.25%	$10,261,595

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50 percent of the voting shares.
3. A company that directly and indirectly holds more than 50 percent of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.

  5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.

  7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of June 30, 2018.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of June 30, 2018, actual amount provided was NT$997 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.

On March 7, 2018, the board of directors resolved to increase the endorsement amounted to USD 152 million. Total endorsement amount is up to USD462 million.
As of June 30, 2018, actual amount provided was NT$13,820 million.

Note 7: On April 26, 2017, the board of directors resolved that UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L., NEXPOWER TECHNOLOGY CORP.'s subsidiary, in the amount up to EUR 558 thousand on June 20, 2017.

As of June 30, 2018, actual amount provided was NT$20 million.
Note 8: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2018.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2018.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of June 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182		$127,093	6.56		$127,093	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600		182,400	1.20		182,400	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675		74,231	0.22		74,231	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit and loss, noncurrent	9,883		-	17.63		-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit and loss, noncurrent	17,511		-	15.75		-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit and loss, noncurrent	24,644		1,828,604	10.90		1,828,604	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit and loss, noncurrent	6,692		234,177	9.29		234,177	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	16,680		1,295,762	7.66		1,295,762	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit and loss, noncurrent	5,627		-	4.71		-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	12,521		117,945	4.38		117,945	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	20,483		568,395	1.68		568,395	None
Stock	EPISTAR CORP.	-	Financial assets at fair value through profit and loss, noncurrent	10,715		408,777	0.98		408,777	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	1,315		27,356	0.82		27,356	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit and loss, noncurrent	324		-	0.72		-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit and loss, noncurrent	938		-	-		-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit and loss, noncurrent	1,166		-	-		-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit and loss, noncurrent	0		25,200	-		25,200	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	110,356		1,412,553	19.70		1,412,553	None
Stock	UNIMICRON HOLDING LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	20,000		632,944	17.00		632,944	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	18,447		2,210,584	15.87		2,210,584	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	196,136		3,197,017	13.03		3,197,017	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960		519,311	8.66		519,311	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445		2,261,131	2.70		2,261,131	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	12,000		228,012	-		228,012	None
ATTACHMENT 4 (Securities held as of June 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit and loss, noncurrent	2,227		$9,019	19.65		$9,019	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	4,764		131,862	16.01		131,862	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	1,800		6,498	15.93		6,498	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit and loss, noncurrent	2,500		94,900	11.41		94,900	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	2,500		18,275	10.23		18,275	None
Stock	ACT GENOMICS CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	4,600		16,192	10.11		16,192	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit and loss, noncurrent	11,910		111,951	8.67		111,951	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit and loss, noncurrent	3,078		24,471	6.67		24,471	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit and loss, noncurrent	1,968		16,037	5.31		16,037	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit and loss, noncurrent	2,187		5,948	5.00		5,948	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit and loss, noncurrent	654		1,484	4.43		1,484	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	3,838		26,979	4.34		26,979	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit and loss, noncurrent	6,374		157,435	3.72		157,435	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	3,000		81,150	3.71		81,150	None
Stock	BORA PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	959		114,148	3.62		114,148	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	10,059		94,754	3.52		94,754	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit and loss, noncurrent	265		-	3.16		-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	4,907		102,062	3.08		102,062	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Financial assets at fair value through profit and loss, noncurrent	5,550		11,212	2.42		11,212	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit and loss, noncurrent	2,520		-	2.03		-	None
Stock	MOBILE DEVICES INC.	-	Financial assets at fair value through profit and loss, noncurrent	261		-	2.02		-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	1,141		6,733	1.71		6,733	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit and loss, noncurrent	7		202,116	1.37		202,116	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit and loss, noncurrent	2,720		65,151	1.29		65,151	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Financial assets at fair value through profit and loss, noncurrent	434		512	1.06		512	None
ATTACHMENT 4 (Securities held as of June 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit and loss, noncurrent	1,000		$16,040	0.95		$16,040	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	582		5,442	0.85		5,442	None
Stock	FUSHENG PRECISION CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	700		111,650	0.59		111,650	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit and loss, noncurrent	6,470		64,698	0.49		64,698	None
Stock	DFI INC.	-	Financial assets at fair value through profit and loss, noncurrent	51		4,090	0.04		4,090	None
Stock	WAFER WORKS CORP.	-	Financial assets at fair value through profit and loss, noncurrent	100		6,230	0.02		6,230	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit and loss, noncurrent	21		2	0.02		2	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit and loss, noncurrent	23,909		182,580	-		182,580	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit and loss, noncurrent	2		109,469	-		109,469	None
Stock-Preferred Stock	CEREBREX, INC.	-	Financial assets at fair value through profit and loss, noncurrent	1		92,374	-		92,374	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit and loss, noncurrent	311		407	-		407	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500		905,100	7.00		905,100	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079		272,535	0.13		272,535	None

TLC CAPITAL CO., LTD.

				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$111,633	18.18		$111,633	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433		211,401	17.53		211,401	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500		192,348	15.29		192,348	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	9		261,888	9.00		261,888	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,252		18,350	6.08		18,350	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,529		210,669	4.98		210,669	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200		8,772	4.91		8,772	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,039		56,763	4.39		56,763	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		175,418	4.24		175,418	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	779		19,234	3.23		19,234	None
ATTACHMENT 4 (Securities held as of June 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,829		$10,789	2.74		$10,789	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		11,123	2.67		11,123	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6		173,242	1.17		173,242	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422		254,624	0.77		254,624	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978		75,460	0.64		75,460	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470		64,698	0.49		64,698	None
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700		176,120	-		176,120	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685		62,953	-		62,953	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377		234,555	-		234,555	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332		-	-		-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519		-	-		-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499		187,211	-		187,211	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,819		129,226	-		129,226	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279		89,664	-		89,664	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, noncurrent	359		18,625	-		18,625	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,739		145,706	-		145,706	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863		273,870	-		273,870	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		60,860	-		60,860	None

UMC CAPITAL CORP.

				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	787	-	USD	787	None
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	568	-	USD	568	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	563	14.33	USD	563	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,742	13.81	USD	2,742	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	15,586	11.47	USD	15,586	None
ATTACHMENT 4 (Securities held as of June 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	8,090	9.76	USD	8,090	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	7,330	5.03	USD	7,330	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,936	4.53	USD	1,936	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,825	4.00	USD	3,825	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,318	1.76	USD	1,318	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,448	1.69	USD	2,448	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,642	1.37	USD	6,642	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	42	0.57	USD	42	None
Stock	CIPHERMAX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	95		-	-		-	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	4,277	-	USD	4,277	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,052	USD	10,917	-	USD	10,917	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	1,901	-	USD	1,901	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,255	USD	7,663	-	USD	7,663	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	18,419	USD	4,757	-	USD	4,757	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	276	USD	531	-	USD	531	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	52	USD	1,751	-	USD	1,751	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	27,819	USD	4,253	-	USD	4,253	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,866	USD	1,324	-	USD	1,324	None
Stock-Preferred stock	SHOCARD, INC.	-	Financial assets at fair value through profit or loss, noncurrent	517	USD	500	-	USD	500	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	71	-	USD	71	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	2,801	-	USD	2,801	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	7,046	-	USD	7,046	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	USD	5,834	-	USD	5,834	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,855	USD	1,692	-	USD	1,692	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555	USD	160	-	USD	160	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,674	-	USD	4,674	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	750		-	-		-	None
ATTACHMENT 4 (Securities held as of June 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	WISAIR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	173		$-	-		$-	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	SENSIFREE LTD.	-	Prepayments for investments	-	USD	565	-		N/A	None

UMC NEW BUSINESS INVESTMENT CORP.
				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957		$-	15.94		$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150		22,050	6.93		22,050	None
Stock	AULISA MEDICAL TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	800		13,256	4.97		13,256	None
Stock	MOTECH INDUSTRIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21,998		338,776	4.07		338,776	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,089		-	3.29		-	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,460		34,598	0.26		34,598	None

TERA ENERGY DEVELOPMENT CO., LTD.
				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$3,750	1.18		$3,750	None

NEXPOWER TECHNOLOGY CORP.
				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	54		$-	18.00		$-	None

SINO PARAGON LIMITED
				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$80,832	11.13		$80,832	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		30,939	11.04		30,939	None

United Semiconductor (Xiamen) Co.,Ltd
				June 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	Lanhor Fund	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	50,016	9.71	RMB	50,016	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2018)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	GREEN EARTH LIMITED	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	420,000	$9,243,073	375,000	$11,085,750	-	$-	$-	$-	795,000	$16,624,383 (Note 2)
Stock	TRIKNIGHT CAPITAL CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	84,000	894,809	84,000	840,000	-	-	-	-	168,000	1,644,359 (Note 3)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(1,961,689) thousand, retained earnings adjustment under equity method of $(1,314,126) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(428,625) thousand.
Note 3 : The ending balance includes share of loss of associates and joint ventures of $(90,450) thousand.

GREEN EARTH LIMITED

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED MICROCHIP CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	410,050	$9,008,924	382,000	$11,292,684	-	$-	$-	$-	792,050	$16,597,750 (Note2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(1,961,107) thousand, retained earnings adjustment under equity method of $(1,314,126) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(428,625) thousand.

UNITED MICROCHIP CORPORATION

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	-	$8,807,847	-	$11,313,902	-	$-	$-	$-	-	$16,413,124 (Note2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(1,965,874) thousand, retained earnings adjustment under equity method of $(1,314,126) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(428,625) thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$29,925,437	45%	Net 60 days	N/A	N/A		$7,868,712	34%
UMC GROUP JAPAN	Subsidiary	Sales		2,006,075	3%	Net 60 days	N/A	N/A		743,422	3%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		742,304	1%	Net 30 days	N/A	N/A		45,158	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		368,272	1%	Month-end 60 days	N/A	N/A		186,588	1%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	982,419	98%	Net 60 days	N/A	N/A	USD	259,084	97%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	11,150	1%	Net 60 days	N/A	N/A	USD	4,474	2%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	6,006	1%	Net 60 days	N/A	N/A	USD	2,179	1%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	7,157,139	95%	Net 60 days	N/A	N/A	JPY	2,700,901	94%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	404,946	5%	Net 60 days	N/A	N/A	JPY	167,919	6%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	USD	6,013	4%	Net 60 days	N/A	N/A	USD	2,179	4%
UMC GROUP JAPAN	Associate	Sales	USD	3,860	2%	Net 60 days	N/A	N/A	USD	1,519	3%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	78,167	9%	Net 60 days	N/A	N/A	RMB	29,603	5%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-		$7,868,712	$51		$7,868,763	8.20	$-	Collection in subsequent period	$3,008	$-
UMC GROUP JAPAN	Subsidiary	-		743,422	-		743,422	5.72	29,166	Collection in subsequent period	-	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	-		45,158	5,179,214		5,224,372	0.61	16,395	Collection in subsequent period	6	-
FARADAY TECHNOLOGY CORPORATION	Associate	-		186,588	41		186,629	5.92	133	Collection in subsequent period	-	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Associate	$-	RMB	29,603	$-	RMB	29,603	5.15	$-	-	$-	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00		$1,713,608		$65,843		$65,843
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00		140,376		1,647		1,647
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00		3,793,198		202,756		196,698
GREEN EARTH LIMITED	Samoa	Investment holding	USD	795,000	USD	420,000	795,000	100.00		16,624,383		(1,961,689)		(1,961,689)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		5,450,000	387,600	100.00		4,496,573		205,370		205,370
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		5,900,000		5,900,000	77,620	100.00		982,212		(218,697)		(218,697)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00		42,654		278		278
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	374,800	100.00		5,050,280		28,722		28,722
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00		243,944		11,118		11,118
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00		19,788		470		470
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00		561,045		29,371		29,371
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00		114,771		8,312		8,312
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00		23,240,126		184,364		175,188
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74		429,037		(84,390)		(65,604)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44		65,291		(4,114)		13,815
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,777,225		5,777,225	40,104	44.32		(19,043)		(158,272)		(70,139)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00		691,814		(133,372)		(56,016)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,680,000		840,000	168,000	40.00		1,644,359		(226,124)		(90,450)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	168,973	36.49		4,420,673		1,339,158		488,223
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87		2,943,002		(9,295)		(2,870)
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78		1,618,298		(285,177)		(39,286)
ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$1,578,630		$1,578,630	32,066	35.43		$(15,226)		$(158,272)		$(56,082)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		308,580		308,580	16,761	22.39		266,231		39,436		7,918
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.73		6,114		(84,390)		(620)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$16,428		$(75)		$(75)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		59,125		59,125	5,913	45.16		35,661		(13,640)		(6,160)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000	USD	6,000	6,000	30.00		180,695		(1,234)		(370)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63		74,636		(12,887)		(3,690)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		828,019		828,019	6,613	7.31		(3,140)		(158,272)		(11,566)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	541	USD	6	USD	6
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,639	USD	(293)	USD	(24)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$190,752	27,655	100.00		$173,852		$3,237		$3,237
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		606,980		606,980	46,168	83.69		59,462		(22,602)		(18,916)
ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		$-		$(383,922)		$-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		194,979		(92,461)		(23,244)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00		$46,321		$5,457		$5,457
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		-		(47,053)		-
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		(383,922)		-

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,200	USD	1,200	1,200	100.00		$3,444		$(3,628)		$(3,628)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,486		$99		$99

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$124,648		$(167)		$(167)
ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	756,019	USD	6,331	USD	6,331

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	756,019	USD	6,331	USD	6,331

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00		$30,612		$(55)		$(55)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00		32,804		1,049		1,049
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00		502,881		28,825		28,825
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00		9,148		(119)		(119)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	792,050	USD	410,050	792,050	100.00		$16,597,750		$(1,961,107)		$(1,961,107)

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2018			Investment flows		Accumulated outflow of investment from Taiwan as of June 30, 2018				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of June 30, 2018		Accumulated inward remittance of earnings as of June 30, 2018

							Outflow		Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,344 800)	(ii)SOARING CAPITAL CORP.	(USD	$24,344 800)		$-	$-	(USD	$24,344 800)		$(47)	100.00%		$(47) (iii)		$16,127		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,371,900 300,000)	(i)	(USD	41,385 1,360)		-	-	(USD	41,385 1,360)		(5,605)	-		- (iii)		-		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,280,440 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	636,900 20,930)		-	-	(USD	636,900 20,930)		(5,349)	-		- (iii)		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	22,823 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	22,823 750)		-	-	(USD	22,823 750)		5,222	100.00%		5,222 (iii)		34,860	(USD	123,576 4,061)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,556,120 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	616,208 20,250)		-	-	(USD	616,208 20,250)	(RMB	(91,126) (19,927))	25.14%	(RMB	(22,911) (5,010)) (ii)	(RMB	186,926 40,876)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	14,656,529 3,205,014)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,405,974 309,102)		-	-	(USD	9,405,974 309,102)	(USD	182,641 6,002)	98.14% (Note 4)	(USD	176,251 5,792) (ii)	(USD	22,378,283 735,402)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	15,215 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	15,215 500)		-	-	(USD	15,215 500)		(424)	100.00%		(424) (iii)		-		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	137,190 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		-	(RMB	19,248 4,209)	98.14%	(RMB	19,170 4,192) (iii)	(RMB	200,677 43,883)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	52,456,673 11,470,954)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	12,271,445 403,268) (Note 5)	(USD	11,646,109 382,718)	-	(USD	23,917,554 785,986) (Note 5)	(RMB	(4,138,711) (905,032))	61.20%	(RMB	(2,578,902) (563,941)) (ii)	(RMB	22,538,808 4,928,670)		-

Accumulated investment in Mainland China as of June 30, 2018		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$34,680,402 (USD 1,139,678)			$51,390,701 (USD 1,688,817)			$126,103,456

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period:
	The investment income (loss) were determined based on the following basis:
	(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.  The investment has been approved by the Investment Commission, MOEA

	in the total amount of US$383,569 thousand. As of June 30, 2018, the amount of investment has been all remitted.
Note 5 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)'s investment has been approved by the Investment Commission, MOEA in the total amount of US$1,260,658 thousand.
	The investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$257,390 thousand, and indirectly invested in USCXM via investment in GREEN EARTH LIMITED was US$785,986 thousand.
	As of June 30, 2018, the amount of investment US$217,282 thousand has not yet been remitted.